                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)
|X| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|_| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:  _______________

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to________________________
Commission file number:  ______________

                                EARTHPORT.COM PLC
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 UNITED KINGDOM
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                5 ST. MARY ABBOT'S PLACE, LONDON W8 6LS, ENGLAND
                ------------------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
           NONE                                          N/A
    -------------------               ------------------------------------------
    Title of each Class               Name of each exchange on which registered

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                    ORDINARY SHARES, SERIES A ORDINARY SHARES
                    -----------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      NONE
                                ----------------
                                (Title of Class)

         Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of September 17, 1999:
     Ordinary Shares - 6,650,715;         Series A Ordinary Shares - 520,000

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes               No:   X
                     ------            ------

         Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17           Item 18   X
                         -----             ------
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                                TABLE OF CONTENTS

PART I

ITEM 1.    THE CORPORATION AND DESCRIPTION OF BUSINESS
ITEM 2.    DESCRIPTION OF PROPERTY
ITEM 3.    LEGAL PROCEEDINGS
ITEM 4.    CONTROL OF REGISTRANT
ITEM 5.    NATURE OF TRADING MARKET
ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
           HOLDERS
ITEM 7.    TAXATION
ITEM 8.    SELECTED FINANCIAL DATA
ITEM 9. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 10.   DIRECTORS AND OFFICERS OF REGISTRANT
ITEM 11.   COMPENSATION OF OFFICERS AND DIRECTORS
ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES DIRECTORS, OFFICERS AND EMPLOYEES.
ITEM 13.   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

PART II

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED

PART III

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE
ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS. - NOT APPLICABLE.

PART IV

ITEM 17.   FINANCIAL STATEMENTS NOT APPLICABLE
ITEM 18.   FINANCIAL STATEMENTS
ITEM 19    FINANCIAL STATEMENTS AND EXHIBITS

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements". Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements". Such statements are included, among other places, in this documents under the heading"Description of Business", "Description of Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. These include, but are not limited to, dependence on growth of online commerce, limited operating history, management of growth and dependence of relationships with strategic partners. Additional information concerning these and other factors which could affect the operations or financial results of the Company are included in this documents under the heading "Description of Business - Risk Factors".

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Introduction
------------

EarthPort.com plc ("We" or "EarthPort" or "Company") offers services that include processing e-commerce transactions and providing software and services for lotteries. EarthPort operates an Internet transaction portal for clearing such multiple on-line transactions for merchants, including stockbrokers and Internet ready conventional merchants, and lotteries. It also supplies software and marketing services to the only government licensed, global, interactive lottery on the Internet. We have recorded over 100,000 people who have transacted through EarthPort. Those who transact with EarthPort become registered members ("Members"). We have developed a method of market segmentation that should, in the opinion of our management, increase the number of our Members to several million by mid-2000. We believe that the transaction engine used by EarthPort is a robust, dynamically scaleable, cash clearing house for e-commerce. We currently record up to 10 million Internet hits to our web sites per week. We believe that with further marketing expenditure and the current capacity of our technological platform, EarthPort is well positioned to be a global branded e-commerce company.

Unless the context requires otherwise, as used herein, any reference to us, EarthPort or the Company includes the Company's three subsidiaries, EarthPort Entertainment Limited, Earth Ltd. and EarthPort Transaction Services AG. The Company's ordinary shares are currently traded on the United Kingdom's ("UK") OFEX trading facility. The Company's Series A Ordinary Shares have been approved for listing on Bermuda Stock Exchange Mezzanine Market under a symbol "ERPT_BH", and will begin trading shortly upon completion of our offering of up to 2 million of Series A Ordinary Shares to global investors, which occurred on September 17, 1999.

Background of the Corporation
-----------------------------

EarthPort.com plc was incorporated under the Companies Act of 1985 in England and Wales on September 3, 1997 as a private limited company, under the name Electronic Fundraising Company Limited ("EFC"). On March 19, 1998, the Company was re-registered as a public company under the name of Electronic Fundraising Company plc. On May 28, 1999 the Company re-registered as a public company under the name EarthPort.com plc. The liability of the members of EarthPort.com plc is limited.

Prior to formation of EarthPort.com plc, Walton Consulting Limited, a UK registered company ("Walton") owned by two of our Directors, David Vanrenen and Alan Tucker, developed software for operating Internet based lotteries. Walton established a high capacity server facility in Liechtenstein to operate the International Lottery in Liechtenstein Foundation ("ILLF") lotteries on the Internet (see "The Relationship between EarthPort and ILLF").

EarthPort acquired the assets and liabilities of Walton, for which there was no payment to Vanrenen and Tucker, in September 1997. EarthPort was established to market Internet lotteries and to continue to develop lottery and other software. EarthPort, through EarthPort Entertainment Limited, earns a commission on ticket sales for marketing Internet lotteries as well as fees for the provision of software and transaction capabilities.

We publish our financial statements in pounds sterling. This registration statement contains translations of certain pound sterling amounts into United States dollar amounts. Unless otherwise indicated, all amounts expressed in United States dollars are based upon conversions of amounts of pounds sterling into United States dollars at the rate of $1.61 per pound sterling, the noon buying rate in New York City for cable transfers in pounds sterling certified for customs purposes by the Federal Reserve Bank of New York on September 8, 1999. See "Exchange Rate Information" for historical information regarding the noon buying rate.

BUSINESS OF THE CORPORATION

INDUSTRY BACKGROUND
-------------------

GROWTH OF THE INTERNET AND ONLINE COMMERCE

The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation ("IDC") estimates that the number of Web users will grow from approximately 69 million worldwide in 1997 to approximately 320 million worldwide by the end of 2002. This growth is expected to be driven by the large and growing number of PCs installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the proliferation of Internet content and the increasing familiarity and acceptance of the Internet by businesses and consumers. The Internet possesses a number of unique characteristics that differentiate it from traditional media: users communicate or access information without geographic or temporal limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously with a single individual or with entire groups of individuals. As a result of these characteristics, Web usage is expected to continue to grow rapidly. The growing adoption of the Web represents an enormous opportunity for businesses to conduct commerce over the Internet. IDC estimates that commerce over the Internet will increase from approximately $32 billion worldwide in 1998 to approximately $130 billion worldwide in 2000. While companies initially focused on facilitating and conducting transactions between businesses over the Internet, a number of companies more recently have focused on facilitating a wide variety of business-to- consumer transactions. These companies typically use the Internet to offer standard products and services that can be easily described with graphics and text and do not necessarily require physical presence for purchase, such as books, CDs, videocassettes, automobiles, home loans, airline tickets and online banking and stock trading. The Internet gives these companies the opportunity to develop one-to-one relationships with customers worldwide from a central location without having to make the significant investments required to build a number of local retail presences, manage a worldwide distribution infrastructure or develop the printing and mailing infrastructure associated with traditional direct marketing activities.

The increasing functionality, accessibility and overall usage of the Internet and on-line services have made them an attractive commercial medium. The Internet and other on-line services are evolving into a unique sales and marketing channel, similar to the evolution of retail stores, mail-order catalogs and television shopping. On-line retailers can interact directly with customers by frequently adjusting their featured selections, editorial insights, shopping interfaces, pricing and visual presentations. The minimal cost to publish on the Web, the ability to reach and serve a large and global group of customers electronically from a central location, and the potential for personalized low-cost customer interaction provide additional economic benefits for on-line retailers. Unlike traditional retail channels, on-line retailers do not have the burdensome costs of managing and maintaining a significant retail store infrastructure or the continuous printing and mailing costs of catalog marketing. Because of these advantages over traditional retailers, on-line retailers have the potential to build large, global customer bases quickly and to achieve superior economic returns over the long term. An increasingly broad base of products is being sold on-line, including computers, travel services, brokerage services, automobiles, music and books.

THE BUSINESS-TO-CONSUMER AND THE PERSON-TO-PERSON TRADING MARKET OPPORTUNITY

The exchange of goods between individuals --person-to-person trading -- has traditionally been conducted through trading forums such as classified advertisements, collectibles shows, garage sales and flea markets or through intermediaries, such as auction houses and local dealer shops. These markets are highly inefficient, making person-to-person trading difficult for buyers and sellers. Their fragmented, regional nature makes it difficult and expensive for buyers and sellers to meet, exchange information and complete transactions. The localized nature of these markets also results in a limited variety and breadth of goods available in any one location. Buyers are limited to searching through local classified ads or to traveling to numerous geographically-dispersed flea markets, trade shows or dealer shops in order to find items of interest. These markets often have high transaction costs because intermediaries either mark up goods for resale or charge a commission. Because these markets are information inefficient, buyers and sellers lack a reliable and convenient means of setting prices for sales or purchases. The Internet offers for the first time the opportunity to create a compelling global marketplace that overcomes the inefficiencies associated with traditional person-to-person trading while offering the benefits of Internet-based commerce to the person-to-person trading market. An Internet- based centralized trading place facilitates buyers and sellers meeting, listing items for sale, exchanging information, interacting with each other and, ultimately, consummating transactions. It allows buyers and sellers to trade directly, bypassing traditional intermediaries and lowering costs for both parties. This trading place is global in reach, offering buyers a significantly broader selection of goods to purchase and providing sellers the opportunity to sell their goods efficiently to a broader base of buyers. It offers significant convenience, allowing trading at all hours and providing continually-updated information. By leveraging the interactive nature of the Internet, this trading place also facilitates a sense of community through direct buyer and seller communication, thereby enabling the interaction between individuals with mutual interests. In addition, this community orientation, facilitation of direct buyer and seller communication and efficient access to information on a particular buyer or seller's trading history can help alleviate the risks of anonymous trading. As a result, there exists a significant market opportunity for an Internet-based centralized trading place that applies the unique attributes of the Internet to facilitate person-to-person trading.

EARTHPORT'S TECHNOLOGY
----------------------

EarthPort operates an Internet transaction portal for clearing multiple on-line transactions for merchants, including Internet-ready conventional merchants and stockbrokers, and lotteries. We believe that the EarthPort transaction portal is a robust, dynamically scaleable, cash clearing house for e-commerce. We currently records up to 10 million Internet hits to our websites per week. We believe that, with further marketing expenditure and the current capacity of our technological platform, EarthPort is well positioned to be a global branded e-commerce company.

We have developed an open standard hardware and software system that is designed for reliability. System architecture is based on a distributed model that is highly scaleable, flexible and modular, emphasizing extensive automation and a high degree of redundancy that is designed to minimize single points of failure. The systems integrate site management, network monitoring, quality assurance, transaction processing and fulfilment services. Currently, the system can support over 4 million hits per day, has a peak bandwidth of over 2.5 megabits per second and can transfer 1300 megabytes of data per day.

We also employ in-house monitoring software that includes automated diagnostic programs and intelligent agents, which test and measure system response, create reports for evaluation by technical staff and generate pager calls in the event of system failures. Additional software monitors abuse of the site by Members and potential hackers. Reporting and tracking systems generate daily ETS membership, order and campaign reports.

EarthPort operates 2 x fast web servers -- Digital Alpha server AS4100, 4 x 533 Mhz processors with 512 Mb RAM; 4 x secondary web servers -- Digital Alpha server AS1000A, 1 x 400 Mhz processors with 384 Mb RAM. For its main database, we operate on the platform of a Digital Alpha server AS4100, 4 x 466 Mhz processors, with 1 Gb RAM, and a back-up database Digital Alpha AS4100 server, 2 x 300 Mhz processors with 768 Mb RAM. We also uses a Big IP2 redundant load balancing traffic router.

INTERNET TRAFFIC

We processed 450,000 transactions for a total value of $2.5 million over the 3-month period of February through April 1999. The peak day in this period recorded 25,660 transactions, representing $280,000 of turnover from a customer base of approximately 100,000. We have developed a method of market segmentation that targets specific individuals for a customized marketing program. We believe that this campaign should result in the recruitment of several million registered Members by mid-2000. In our opinion, this size of customer base has the potential for EarthPort to achieve turnover in excess of $10 million per day, although we cannot give assurances that such turnover will be achieved.

SERVICES AND PRODUCTS
---------------------

Our services include processing e-commerce financial transactions and providing software and services for lotteries. Our operations are conducted through our wholly-owned subsidiaries.

EARTHPORT TRANSACTION SERVICES AG
---------------------------------

EarthPort Transaction Services AG ("ETS") is a wholly owned subsidiary of the Company. ETS was established on March 16, 1999 under the laws of Principality of Lichtenstein. ETS was also incorporated in the UK on May 27, 1999.

ETS was established in Liechtenstein as a transaction driven e-commerce portal facilitating financial and other services over the Internet, including servicing the global lottery. ETS seeks to bridge the gap between customer and merchant. Customers wishing to purchase goods and services on the Internet can do so immediately in a safe, authenticated environment as EarthPort Members. Apart from servicing the e-commerce community, global lottery and the games for cash market, ETS will seek transaction business in the financial services sector, travel industry and the insurance industry. The expansion into these businesses is a natural extension of the hardware and software installations that we have developed and we believe this will ultimately result in a large Internet transaction portal. ETS intends to deliver its services through its Liechtenstein based transaction portal.

ETS is in a powerful position in having an existing, robust, high volume transaction portal with the ability to assimilate quickly and efficiently transactions that are more diverse than our current lottery services. It recently acquired this transaction portal and server farm from International Lottery in Liechtenstein Foundation ("ILLF") for (pound)3,321,500 in cash. It now provides clearing and on-line transaction facilities for ILLF, its first customer, and will focus on clearing for on-line merchants such as stockbrokers, lotteries and conventional merchants. We have been approached by many Internet operators to handle the financial transaction side of their businesses and have now decided to pursue this Internet transaction portal ("ITP") business aggressively through ETS. EarthPort aims, through ETS, to deliver via the Internet a full range of financial services provided by third party brokers and intermediaries.

We are confident that we have the expertise and the infrastructure required to expand ETS into a leading ITP. The hardware and the software have been developed and tested for over three years and cater for a large simultaneous transaction load, with a high degree of fault tolerance. We cannot provide assurances, however, that ETS will become a leading ITP.

Security of the servers and the credit card clearing systems are continually upgraded by our technical team.

LIECHTENSTEIN

Liechtenstein and its financial centre participate as members of the European Economic Area ("EEA"). Not only does this entitle Liechtenstein to the trading benefits of membership of the European Union (EU), it also enabled Liechtenstein to join the EEA without renouncing its long standing and rewarding partnership with Switzerland. Elements of the Swiss partnership that remain intact are fiscal sovereignty and banking and insurance secrecy. As well as benefiting from the advantages of the Swiss economic area, Liechtenstein, as a member of the EEA, can participate in the free movement of goods, services and capital throughout the EU.

The currency agreement with Switzerland provides the banks in Liechtenstein with integral access to the Swiss money, credit and securities markets. As a result Liechtenstein's banks have seen their credit ratings rise, due notably to the Swiss National Bank's function as lender of last resort.

The new EU compatible Investment Fund Law provides Liechtenstein with an attractive framework, known as the Single Licence, that entitles units in investment funds, once they have been authorised by the Liechtenstein Government, to be marketed throughout the EU. Liechtenstein also has a Moody's and Standard and Poor's rating of AAA.

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CORE STRATEGY
-------------

To capitalize on our technology, we are addressing the needs of the rapidly growing market of Internet users. We plan to apply our technology to performance solutions for business in the emerging Intranet marketplace. Our primary objective is to build a position as the world's leading e-commerce facility. The key elements of our strategy are to solve this problem by unifying payment structures for our merchants. Using the directory of merchants, EarthPort Members will be able to frequent a huge shopping mall, where all they will need is one method of payment in order to buy whatever they want.

EarthPort is a proven e-commerce portal that aims to provide its Members with the opportunity to trade securities and futures, and to buy and sell goods and services in conditions of maximum security on the net. We believe that this will create a feeling of trust between Members and merchants.

The ability to efficiently transfer cash and immediately settle transactions between customer and merchant will allow for significant potential for secondary commerce. For example, each registered ETS Member customer, is the potential customer of financial service providers and the portal will be populated by providers of on-line services such as stock and futures trading. The privatization of government pension liabilities in Europe and rising global demand for private retirement savings will likely make ETS Members an attractive market for fund managers. ETS Members will have access to approved providers of investment products and the ability to monitor the performance of these providers.

The ability of ETS Members to use their one account to transact and settle with every ETS merchant will place non member merchants that are outside the portal in a non-competitive position. Members, for example, may trade equities and futures on-line through multiple providers, moving funds seamlessly to where they are required.

We believe that, given relative uniformity of prices, the leading retail sites - sites that lead for reasons other than price, such as reputation and technological features - stand to receive a tremendous amount of the Internet's total retail traffic in the future. We believe that these retail leaders need not be concerned about location to attract business, as is the case in off-line business, but only about their reputation. As the electronic facilitator for an international government authorized and regulated lottery in Europe, we believe that EarthPort has built a reputation for efficiency, security and integrity. These features are an essential part of ETS's profile and image. We believe the Company's track record in e-commerce transactions is considerable and it will be positioned as a leading access point for financial services on the Internet. We also believe that ETS's successful cash transfer and transaction settlement systems, proven in transactions with Members from 220 countries, could make it a recognized global cash-clearing house for e-commerce.

To understand the strategy more clearly, it may be helpful to compare the similarities between ETS and some existing USA Internet companies that have used their underlying skills and technology to expand into other areas. On a large scale, this includes Amazon.com, an Internet bookshop now selling CDs and gifts, and America Online (AOL.com), an online service provider that has diversified to facilitate Internet transactions.

COMPETITION FOR ETS
-------------------

The online commerce market, particularly over the Web, is new, rapidly evolving and intensely competitive. There are numerous companies operating portals for processing of various e-commerce transactions on the Internet. Web search engines such as Yahoo! and AOL, that are involved in online commerce either directly or in collaboration with other retailers, publishers, distributors and retail vendors of books, music, video and other products, and other large specialty booksellers and media corporations, many of which possess significant brand awareness, sales volume and customer bases, and traditional retailers who currently sell, or who may sell, products or services through the Internet. We believe that the principal competitive factors in our market are: brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of editorial and other site content, and reliability and speed of fulfillment. Furthermore, we do not believe that there are any operators that are tackling e-commerce in the manner that ETS is positioning itself.

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As the online commerce market continues to grow, other companies may enter into business combinations or alliances that strengthen their competitive positions. We may not be able to compete successfully against these and future competitors. Also, see "Risk Factors - Competition"

EARTHPORT ENTERTAINMENT LIMITED
-------------------------------

EarthPort Entertainment Limited ("ENT") is a wholly owned subsidiary of the Company. ENT was established in the UK on February 10, 1999. ENT is a provider of interactive lottery games and systems. ENT provides the software and marketing services for the only global, government licensed, interactive lotteries available on the Internet. These are the lotteries operated by ILLF, PLUS Lotto and Millions2000. ENT seeks to market its Internet lottery products and services on a scaleable basis to licensed and approved national and state lotteries and will provide turnkey solutions for the establishment of lotteries on the Internet. This outsourcing service will range from the white labelling of its basic lottery engine to the provision of front end Internet sites and a range of games and formats. The most exciting areas of development at present are interactive television and Internet games.

ENT owns all of the entertainment and lottery intellectual property of the Company. See "Patents and Trademarks".

EarthPort has transferred its right to receive 8% of the total value of ticket sales of the ILLF lotteries to ENT.

LOTTERIES - INDUSTRY OVERVIEW
-----------------------------

The worldwide lottery market is large. Lotteries are operated by state and foreign governmental authorities and their licensees in approximately 200 jurisdictions worldwide. Worldwide lottery ticket sales in 1997 were approximately $116.6 billion. Worldwide expenditure on lotteries was $120 billion in 1996 (International Gaming and Wagering Bulletin) and the management estimates that it has surpassed $140 billion in 1998. For example, in 1994, its first year of operation, the UK Lottery generated sales of (pound)40 million a week and it is now generating about (pound)120 million a week. Assuming that people can be persuaded to divert some of the resources currently devoted to sport or casino betting to lotteries, there is a potential market of a further $600 billion and 300 million people who gamble regularly. In the United States, there are currently 38 lotteries offering traditional on-line draw games and 39 lotteries selling instant tickets. The term "on-line," as used within the lottery industry, does not mean that the ticket is distributed over the Internet. Rather, it refers to the use of a network of special purpose lottery terminals connected through dedicated phone lines to a central lottery computer. In 1997, lottery sales in the United States were $35.5 billion. Governments have authorized lotteries primarily as a means of generating non-tax revenues. Lottery revenues are often a means by which to lower taxes and are frequently set aside for particular public purposes, such as education, aid to the elderly, conservation,transportation and economic development. As lottery ticket sales have become a significant source of funding for such programs, many jurisdictions have come to rely on the revenues generated by such sales. Over the past three years, lottery ticket sales have grown at an annual rate of 1.0% worldwide and 2.2% in the United States. Both rates reflect a slowdown from prior years. The Company believes this trend increases the propensity of lotteries to seek new products and services to provide revenue growth similar to rates experienced in the past.

All of the United States jurisdictions operating traditional lotteries currently include on-line lottery as part of their operations. Outside the United States, many countries have government-operated or privately-licensed lotteries, most of which have historically been off-line. Approximately 85 foreign lottery authorities have implemented on-line lottery systems.

There are several advantages to on-line lotteries as compared to off-line lotteries. Most importantly, wagers can be accepted and processed by an on-line lottery system until minutes before a drawing. In cases where a large prize has attracted substantial wagering interest, the extended sales period increases the potential for higher lottery revenue. Unlike instant games or scratchers, where the number of winning tickets and amount of awards must be determined in advance, on-line lotteries allow for the rollover of lottery jackpots. In addition, on-line lottery systems provide greater reliability and security than either off-line numbers games or scratchers, allow a wider variety of games to be offered, and automate accounting and administrative procedures that are otherwise performed manually. The Company believes that instant ticket game revenues have been growing at a faster rate than total domestic U.S. lottery revenues because of relatively higher payout percentages and the increasing automation of instant ticket validation and accounting systems. Such games compete with the lottery games electronically distributed on the Company's systems.

Typically 50% of the gross revenues of a domestic on-line lottery is returned to the players in the form of prizes. Approximately 15% is used to fund the operations of the lottery, including the expenses of the lottery authority, costs of advertising, payments to point-of-purchase retailers and payments to vendors. The remaining amount, approximately 35%, is available to the state to support specific public programs or as a contribution to the state's general fund.

In the United States, products and services are typically marketed to lottery authorities through long-term contracts, awarded through a competitive bidding process pursuant to which the lottery vendor supplies, installs and operates the lottery system for the state or jurisdiction in return for a percentage of ticket sales. The vendor generally retains title to the lottery system. Once a contract is awarded to a lottery vendor, that vendor is typically the sole provider of on-line lottery services and operations to that jurisdiction for a specified time period within a defined geographic territory.

The international market, as well as a minority of United States jurisdictions, is typically characterized by on-line lottery system sales instead of long-term contracts. In the on-line lottery system, the vendor develops and installs the on-line lottery system and trains lottery personnel in the operation of the system for a fixed fee. Other services, such as equipment maintenance and ticket stock production, may be available under separate contracts.

INTERNATIONAL LOTTERY IN LIECHTENSTEIN FOUNDATION ("ILLF")
----------------------------------------------------------

The ILLF lotteries, which are known collectively as PLUS Lotto (pluslotto.com), are actively supported by the International Federation of Red Cross and Red Crescent Societies ("IFRC"), which has the right to receive and direct the allocation of up to 25% of the total value of ticket sales pursuant to the agreement between ILLF and IFRC. The International Foundation for the Millennium Fund (the "Millennium Fund"), a non-profit charitable foundation established in Liechtenstein, has been set up in co-operation with the IFRC, which has directed that its share of the Millions2000 revenues should be allocated to this Fund. A charitable committee established by ILLF and the Liechtenstein Government directs the balance of the charitable revenues, amounting to a minimum of 5% of total ticket sales. It is intended that the Millennium Fund will allocate funds to leading international humanitarian organizations, including the World Health Organisation (WHO) and the IFRC. A minimum of 50%, and maximum of 75%, of the total value of ticket sales is payable in prizes.

THE RELATIONSHIP BETWEEN EARTHPORT AND ILLF
-------------------------------------------

EarthPort entered into an exclusive agreement with International Lottery in Liechtenstein Foundation ("ILLF"), a charitable foundation, on 25 September 1997, as subsequently amended on August 3, 1998 and November 30, 1998, under which EarthPort would establish and maintain a suitable structure to facilitate software development, marketing and sales promotion of PLUS Lotto products on a world-wide basis, in territories where it is legitimate for EarthPort to do so, in return for 10% of the total value of ticket sales. The Agreement will extend until 31 December 2010 or any longer period for which the ILLF Licence is extended by the Liechtenstein Government. ILLF is authorized and controlled by the Liechtenstein Government, under the supervision of Coopers & Lybrand AG, Vaduz (Part of Coopers & Lybrand International).

IFRC AGREEMENT
--------------

The lottery games provided by ILLF were re-branded as PLUS Lotto following an agreement with the International Federation of Red Cross and Red Crescent Societies ("IFRC") dated January 13, 1997. Under the terms of the IFRC Agreement the IFRC will actively promote PLUS Lotto through the Red Cross and Red Crescent National Societies and will receive at least 25% of the revenue generated by the weekly lotteries. The IFRC Agreement was authorized by the Liechtenstein Government on February 18, 1997 and PLUS Lotto went live on the Internet on March 18, 1997. The initial term of the IFRC Agreement is for a period of five years, although it will be renewed automatically for further five year periods unless either ILLF or IFRC gives six months notice to terminate it or (if sooner) following the termination of the Licence. If the IFRC terminates the IFRC Agreement, it will be prevented from directly or indirectly operating lottery games on the Internet or its equivalent for five years thereafter. In our marketing operations, we have adopted a policy of co-operating fully with the IFRC.

PLUS LOTTO (Pluslotto.com)

PLUS Lotto operates 17 lottery games specially designed for the Internet, ranging from a 6 ball from 49 ball lottery, with a guaranteed and insured 2 million Swiss Franc Jackpot, to interactive instant games such as bingo and scratch-off lotteries. Its experience and existing player-base make it a leading Internet gaming site in Europe.

MILLIONS2000 (millions2000.com)

Millions2000 is a conventional lottery game with a main prize draw that will take place on January 1, 2000 and a number of monthly interim draws for smaller prizes. The purchase of a single lottery ticket at a price of $US10 entitles the holder to participate in the main and all interim prizes until 1 January 2000.

An international consortium comprising Grey Communications Group, David Paradine Productions (Sir David Frost) EURO TV Consultancy, BDO Franchising, CLI Connect and EarthPort.com will be responsible for promotion. The suppliers of prizes include Ford, Dell and Thomas Cook.

CYBER SPIDERS

EarthPort has created the term "Cyber Spiders". These are individuals or organizations whose Internet home pages have a link to the PLUS Lotto or Millions2000 sites. They receive half of EarthPort's commission from plays through these links. They may be owners of Cyber Cafes or Internet Service Providers. There are currently approximately 4,000 cyber spiders linking to the ILLF sites.

NEW GAMES

The PLUS Lotto suite of games and Millions2000 are designed to cater for a worldwide audience. The rate of visits to PLUS Lotto web sites that are not regularly updated reduces over time. In order to ensure that the PLUS Lotto audience is maintained, we believe that change is not only desirable but also necessary. Our games development team is constantly researching and building new games. One of the concepts that we expect will become reality in the future is our development of regional and national games to appeal to specific markets.

STRATEGY FOR LOTTERY AND GAMING OPERATIONS
------------------------------------------

We believe that the electronic distribution of lottery tickets through these systems will increase sales for lotteries because the systems make the purchase of tickets more easily accessible and because they make use of technology to enhance the lottery gaming experience. Our lotteries website and the lotteries will be open 24 hours a day, seven days a week, and will be able to electronically distribute lottery tickets and games and offer lottery players convenient and timely product fulfillment, including the ability to pay prize winnings or cash credits on an overnight delivery option for a fee via check or electronic funds transfer. We believe that our Internet lottery distribution systems will encourage lottery patrons to play more frequently and will also attract new lottery customers. We further believe that our systems provide lotteries with numerous advantages relative to traditional means of distribution including player tracking ability, sale of tickets over the Internet and entertaining fast-play instant games. We believe that the combination of the advantages of Internet commerce and our ability to customize our systems will result in EarthPort becoming an agent and leading provider of products and services to the lottery industry.

Our strategy is to capitalize on our proprietary Internet lottery distribution systems and become an agent and leading provider of products and services to the lottery industry.

COMPETITION FOR ENT
-------------------

In general, the lottery business is highly competitive, and we may face competition from a number of domestic and foreign instant ticket manufacturers, on-line lottery system providers and other competitors. In particular, there are currently three primary lottery services competitors in the United States: GTECH Corporation ("GTECH"), Automated Wagering International, Inc. ("AWI"), a subsidiary of Powerhouse Technologies, Inc. ("Powerhouse"), and Scientific Games Holdings Corp. ("Sci-Games"). We believe that these companies engage in vigorous competition with respect to existing lottery technologies and services and have experienced a decline in the growth of existing lottery operations. Our objective is to provide value added lottery systems and services for the global, international markets. These products, systems and services, we believe, can support new methods and styles of lottery participation, providing new growth opportunities for established state lotteries and higher margin returns for the providers of related technologies and services.

Internationally, there are many lottery services and product suppliers that provide competition to the Company, in addition to the companies listed above. We believes that we have the ability to provide technologies that support new methods and styles of lottery participation in foreign countries. In addition, we believe that applications of our electronic lottery distribution systems, which are based on the use of standardized components that support a variety of hardware and software interfaces, can provide cost-effective solutions to improve lottery operations in remote and developing nations.

Both in the domestic market and internationally, factors that influence the award of lottery contracts in addition to price are believed to include, among others, the ability to optimize lottery revenues through game design and technical capability, quality of the product, dependability, production capacity, marketing experience, financial condition and reputation of the bidder, the security and integrity of the bidder's production operations, products and services and the satisfaction of various other requirements and qualifications imposed by specific jurisdictions.

We believe that we have no current competitor in the market for the specific lottery products we have developed. Competitors have typically either manufactured only instant tickets or provided only certain on-line services to support conventional sales of paper lottery tickets, including software for the management systems, marketing assistance and various other specific duties. However, certain competitors have announced plans to market Internet-based lottery systems. The Company has two primary international competitors in this regard: Powerhouse, which changed its name from Video Lottery Technologies, Inc. in 1997, and GTECH.

Furthermore, many sites on the Internet provide free games and there are accordingly a wide variety of competitors in this "not-for-cash" market. However, as a promoter of interactive lotteries for cash on the Internet, ENT has a very limited number of competitors at present.

We are currently not aware of any global, government licensed, interactive, lottery sites on the Internet, other than PLUS Lotto and Millions2000.

eLottery Inc., a NASDAQ listed company (ELOT) has a stated mission to provide Internet lottery software to government licensed lotteries. As a result, eLottery Inc. could become our competitor.

The national and state licensed lotteries of many countries in the world are natural competitors of the ILLF lotteries promoted by ENT. However, they are usually restricted in terms of their licences to marketing within their own borders. In this respect, PLUS Lotto and Millions2000 are unusual in that the only territorial restrictions on their promotion, in terms of their licences, are a prohibition on marketing in Switzerland.

We believe that our prior lottery experience will be a factor that limits our competitors' ability to compete with us in the development of this market niche. See "RISK FACTORS".

EARTH LTD.
----------

The Company received approval from the Bermuda Monetary Authority on April 20, 1999 to complete the acquisition of Earth Ltd. Earth Ltd. is a Bermuda exempt company, established under a Private Act, known as The Earth Ltd. Act, 1996 (the "Earth Act"). Pursuant to the Earth Act, Earth Ltd. is authorized to develop and manage a global lottery from Bermuda, for the benefit of the Earth Foundation. We acquired Earth Ltd. from Infinex International Inc. for stock and stock options, pursuant to the agreement dated as of November 3, 1998 as amended on January 11, 1999.

We plan to develop a business plan for Earth Ltd.  later this year.

NEW DEVELOPMENTS
----------------

We are currently working on the development of software which will include the following applications:

Package lottery software for deployment
---------------------------------------
EarthPort has had numbers of requests from potential and existing Internet gaming site operators for EarthPort to make its lottery technology available. In order to facilitate this ENT needs to package the systems so that they can be deployed on other licensed sites.

Develop new global lotto game
-----------------------------
ENT intends to develop a new global lotto game, which will be run under the Liechtenstein license and be available to all operators around the world. This game is similar in concept to Powerball.

Implement new interfaces to payment systems
-------------------------------------------
ETS will be implementing new interfaces to payment systems in order to expand the service beyond credit cards and bank transfers in order to encompass payment in local country post offices, direct debit etc.

Implement ETS features
----------------------
We need to further implement the advanced features of the transaction portal such as automated registration and log in at diverse sites and publishing an API so that independent third parties can write interfaces to the systems.

Development of Interactive TV payment systems
---------------------------------------------
With the advent of digital TV, we are developing payment mechanisms that will work inside set-top boxes and interact with the Internet based system.

Further development of telephone call centre based interactive payment systems
------------------------------------------------------------------------------
Enhancements to the existing automated call handling facilities in order to facilitate the location of national call centers and communication via the Internet to remote hosts for transaction processing. The implementation of these developments will depend on the success of our offering of up to 2 million of Series A Ordinary shares to global investors.

EARTHPORT WEB SITES
-------------------

We have developed and maintain high profile website: EarthPort.com,enfunco.com, pluslotto.com, millions2000.com and nowipo.com. These sites, complete with services, product and corporate information, are where visitors can see samples of EarthPort's services and products. We have developed well our presence into a showcase for our services, products and technology and a gathering place for consumers.

RECENT OFFERING
---------------

EarthPort completed as of September 17, 1999, its offering of up 2,000,000 Series A Ordinary Shares to global (non-UK ) investors by selling a total of 520,000 Series A Ordinary Shares at $10 per share and raising funds of $5.2 million for EarthPort (excluding any commissions or fees). The shares issued in the offering are represented by global share certificates. EarthPort's offering prospectus has been approved by Bermuda Stock Exchange and EarthPort's Series A Ordinary shares have been accepted for listing on Bermuda Stock Exchange Mezzanine Market on August 12, 1999. The Series A Ordinary Shares rank PARI PASSU in full for the voting, dividends and other distributions with the Ordinary Shares. We intend to apply for listing on NASDAQ Stock Market, and upon acceptance of the Ordinary Shares and Series A Ordinary Shares for listing, Series A Ordinary Shares will be converted to Ordinary Shares.

EMPLOYEES
---------

As of August 31, 1999, we had 45 full time employees, of which 6 are based in EarthPort's Liechtenstein office. We believe that our success will depend, in part, on the ability to continue to attract, retain and motivate highly qualified technical and management personnel. From time to time, we may also employ independent contractors to support research and development, marketing and administration. None of our employees is represented by a labor union, and we consider our employee relations to be good.

INSURANCE
---------

EarthPort maintains general Employers' Liability Insurance with a limit of (pound)10 million on employer's liability and (pound)2 million on public liability.

RESEARCH AND DEVELOPMENT
------------------------

EarthPort anticipates to allocate between US$1 million to US$3 million for software development for ETS and ENT. The adaptation of the ETS transaction portal and cash-clearing engine to various types of merchants and products is a continuum and requires state of the art proprietary and third party software. The Company is also in need of working capital to ensure further development and the provision of resources to develop ETS and ENT into profitable e-commerce businesses.

PATENTS, TRADEMARKS AND COPYRIGHTS
----------------------------------

We believe that the success of EarthPort.com is in part dependent upon the ability to design, develop and market new products and new or enhanced applications. The patentability of such new products or applications is evaluated and patent applications are filed in those jurisdictions where necessary to protect unique developments. EarthPort currently has no patent applications pending regarding the connection of key proprietary technology elements.

We have registered our trademark "EarthPort" in the European Community and applied to register "EarthPort" trademark in the United States. In addition, we have the following registered trademarks in Great Britain and Northern Ireland:
"Millions 2000", "Golotto", "Earth Lottery" and "Micromedia". We may register additional trademarks when we believe registration to be important to our ongoing business operations. EarthPort also generally claims copyright protection for its software and relies upon trade secret, contract and copyright laws to protect its proprietary rights in its software, designs and documentation.

RISK FACTORS
------------

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING A DECISION TO INVEST IN US. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IF THAT HAPPENS, THE TRADING PRICE OF OUR SHARES COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED BELOW AND ELSEWHERE HEREIN.

LIMITED OPERATING HISTORY

We commenced our business in March, 1998. Accordingly, we have a limited operating history upon which you can evaluate our business and this registration statement. Our historical data is of limited value in projecting future operating results. You must consider our business in light of the risks, expenses and problems frequently encountered by companies with a limited operating history.

NO ASSURANCE OF PROFITABILITY

We have generated no net earnings through June 30, 1999. However, we are in the development stage and our activities to date have been primarily related to developing the business operations necessary to further our business plan. There is no assurance that enough future revenues will be generated by, or that alternative sources of funding will be available to support the furtherance of our business plan or to meet our operating expenses. Our revenues may not continue to grow, we may never achieve profitability and, if we do achieve profitability, we may not be able to maintain profitability.

NO ASSURANCE OF FUTURE REVENUES - FINANCIAL RESULTS MAY FLUCTUATE

Our historical financial data is not reliable as a basis upon which to predict our future revenues or operating expenses for a number of reasons, including our limited operating history, the emerging nature of our Internet industry category, and our growth strategy. Our financial results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

          o    specific economic conditions relating to the Internet,
          o    usage of the Internet,
          o    demand for enhanced listing services on our Web site,
          o changes in our distribution relationships with Internet service providers or other third parties,
          o    demand for our services,
          o incurrence of costs relating to acquisitions of businesses or technologies,
          o incurrence of other charges in connection with the services offered by us and our competitors,
          o    introduction of enhanced services by us or our competitors,
          o    market acceptance of new services,
          o delays in the introduction of services or enhancements provided by us or our competitors,
          o    changes in our pricing policies or those of our competitors,
          o    capacity constraints, dependencies on
               Internet/telecommunications/computer infra-structure, and related technical difficulties, downtimes, or "Internet brownouts," and
          o    general economic conditions.

The relatively new industry in which we are engaged has not been tested in a recessionary economic environment where budget constraints and contraction in income available for discretionary purchases could reduce the use of our services.

Whilst we believe the potential demand for the PLUS Lotto and Millions2000 products at the present time to be high, there can be no assurance that PLUS Lotto and Millions2000 will attract a sufficient number of customers or generate sufficient sales to ensure the viability of EarthPort. We may need to commit greater resources to marketing and promoting PLUS Lotto and Millions2000, than has been currently anticipated. In such circumstances, it is possible that we may have insufficient resources to achieve our objectives.

FUTURE CAPITAL NEEDS

We currently anticipate that the net proceeds of our offering of up to 2,000,000 Series A Ordinary Shares, in which a total of $5.2 million was raised, together with our available funds, will be sufficient to meet our anticipated needs for working capital, capital expenditures and business expansion through its initial startup period and beyond (see "Management Discussion and Analysis of Financial Results"). We may need to raise additional capital to complete our extended business plan, depending on the amount raised in the ongoing offering. Thereafter, we may need to raise additional funds in order to fund our anticipated expansion, to develop new or enhanced services or products, to respond to competitive pressures and potentially to acquire complementary products, businesses or technologies. If such additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of EarthPort will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of the Company's ordinary shares. There can be no assurance that additional financing will be available on terms favorable to EarthPort or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Such inability could have a material adverse effect on our business, results of operations and financial condition.

OUR E-COMMERCE BUSINESS IS INCREASINGLY COMPETITIVE

The markets for local interactive content and services are highly fragmented and intensely competitive. There are relatively low barriers to entry so we expect competition to intensify. We compete on the Internet with Internet service providers, online service providers, search engine and other site aggregation companies, services that sponsor communities of personal Web sites, and various Web site operators and content providers with respect to processing e-commerce transactions.

MANAGEMENT OF POTENTIAL GROWTH

We anticipate that, we may encounter rapid expansion and will be required to address potential growth in our customer base and market opportunities. This expansion is expected to place a significant strain on the Company's management, operational and financial resources. To manage the expected growth of our operations and personnel, the Company will be required to improve existing and implement new transaction processing, operational and financial systems, procedures and controls, and to expand, train and manage our employee base. We also will be required to expand our finance, administrative and operations staff. Further, we may be required to enter into relationships with various strategic partners, Websites and other online service providers and other third parties necessary to our business. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that we will be able to identify, manage and exploit existing and potential strategic relationships and market opportunities. The failure of EarthPort to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

RISK OF INTRODUCING NEW SERVICES IN ORDER TO COMPETE

We plan to introduce new and expanded services, including E-commerce and global lottery services,on EarthPort in order to generate additional revenues, attract more consumers and respond to competition. There can be no assurance that we will be able to offer any new services in a cost-effective or timely manner or that any efforts will be successful. Furthermore, any new service we launch that is not favorably received by consumers could damage our reputation or our brand name. Expansion of our services in this manner will also require significant additional expenses and development and may strain our management, financial and operational resources. Our inability to generate revenues from expanded services sufficient to offset their cost could have a material adverse effect on our business, financial condition and results of operations.

ESTABLISHING AND MAINTAINING EARTHPORT BRAND RECOGNITION AND REPUTATION ARE ESSENTIAL TO OUR SUCCESS

We believe that our success will depend to a large degree on our ability to successfully establish and maintain our brand recognition and reputation. In order to maintain a good reputation and strong brand name, we will need to invest heavily in our marketing and maintain high standards for actual and perceived quality, usefulness, reliability, security and ease of use of our services. Even if we continue to provide good service to our customers, factors outside of our control, including actions by organizations that are mistaken for us, could affect our brand and the perceived quality of our services, thereby damaging our business.

RELIANCE UPON THIRD PARTIES FOR EQUIPMENT, ASSEMBLY, INSTALLATION, MAINTENANCE AND REPAIR

Although our portals, computer and network hardware are assembled from standard components which may be outsourced from a number of manufacturers and distributors, we have no equipment manufacturing capacity and will be dependent upon the timely delivery of quality equipment by those manufacturers and distributors. We will be dependent upon third party services for the timely, cost-effective, and proper installation, maintenance, and repair of our equipment and network infrastructure. Failure by any of these third parties to perform as we require could materially adversely affect our business, operations, and financial condition.

DEPENDENCE ON KEY PERSONNEL

Our performance is substantially dependent on the continued services and on the performance of our Executive Directors, senior management and other key personnel. Our performance also depends on our ability to retain and motivate its other officers and key employees. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business,results of operations and financial condition. We do not have long-term employment agreements with any of our key personnel and maintain no "key person" life insurance policies. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to successfully attract, integrate or retain sufficiently qualified personnel. The failure to retain and attract the necessary personnel could have a material adverse effect on our business, results of operations and financial condition. Should any of the Directors or members of senior management die or be incapacitated, or for some other reason be unable to effectively direct the Company, our business and results of the operations may be adversely affected.

OTHER COMPANIES MAY CLAIM WE ARE INFRINGING UPON THEIR PROPRIETARY TECHNOLOGY

Given the nature of our business, we can not give assurance that third parties will not bring claims of copyright or trademark infringement against us or claim that our use of certain technologies violates a patent. Further, there can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed on their proprietary rights in connection with our Internet content. We are not aware of any claims. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies or methods, any of which could damage our business and financial condition.

WE MAY BE HELD LIABLE FOR ONLINE CONTENT PROVIDED BY THIRD PARTIES

EarthPort may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear on EarthPort. Claims of this type have been brought, and sometimes successfully pressed, against online services. Although we carry general liability insurance, our insurance may not cover all claims or may not be adequate to indemnify us for any liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our reputation, business, financial condition and results of operations.

MARKET PRICE OF SHARES MAY BE SUBJECT TO FOREIGN EXCHANGE FLUCTUATIONS

Fluctuations in the exchange rate between the British pound sterling and the U.S. dollar are likely to affect the market price of the shares. For example, even though our financial statements are reported in British pounds sterling, if the value of the British pound sterling falls against the U.S. dollar, our earnings per share in U.S. dollars would be reduced. This may adversely affect the price at which our shares will trade on U.S. securities markets.

NO DIVIDENDS

We have not paid any dividends since inception and we do not contemplate that any dividends will be paid in the foreseeable future.

LIMITED LIABILITY OF DIRECTORS

The Directors or other advisers, as independent legal entities, may be subject to lawsuits or proceedings by government entities or private parties. Except in certain limited circumstances, expenses or liabilities of EarthPort relating to the Company arising from any suit would be borne by EarthPort.

LIMITED LIQUIDITY FOR SHARES

EarthPort's continued membership of OFEX is entirely at the discretion of JP Jenkins Limited, which allows trading of shares of unquoted companies. OFEX is not a regulated market and no application is currently being made for admission of the ordinary shares to the Official List of the Alternative Investment Market of the London Stock Exchange, market created and regulated by the London Stock Exchange. Securities traded on OFEX are not deemed to be "quoted", listed or dealt in on the London Stock Exchange, or subject to its rules. Membership of OFEX should not be taken as implying that there is or will be a liquid market in our shares. EarthPort has been accepted on Bermuda Stock Exchange Mezzanine Market for listing of its Series A Ordinary shares, and intends to apply for listing on NASDAQ Stock Market. No assurances can be given that such efforts will be successful.

DEPENDENCE ON CONTINUED GROWTH OF DEVELOPING ONLINE PERSON-TO-PERSON COMMERCE MARKET

The market for the sale of goods and services over the Internet, is a new and emerging market. Our future revenues and profits are substantially dependent upon the widespread acceptance and use of the Internet and other online services as a medium for commerce by consumers. Rapid growth in the use of and interest in the Web, the Internet and other online services is a recent phenomenon and there can be no assurance that this acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products. Potential growth in EarthPort's user base may rely on obtaining consumers who have historically used traditional means of commerce to purchase goods. For EarthPort to be successful, these consumers must accept and use novel ways of conducting business and exchanging information.

In addition, the Internet may not be commercially viable in the long term for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. To the extent that the Internet continues to experience significant growth in the number of users, their frequency of use or their bandwidth requirements, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and the Company service in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, the Company's business, results of operations and financial condition would be materially adversely affected.

RISK OF CAPACITY CONSTRAINTS

EarthPort seeks to generate a high volume of traffic and transactions on the EarthPort service. Accordingly, the satisfactory performance, reliability and availability of our Websites, processing systems and network infrastructure are critical to our reputation and our ability to attract and retain large numbers of EarthPort Members while maintaining adequate customer service levels. Our revenues depend on the volume of users and transactions that are successfully completed. Any system interruptions that result in the unavailability of our service or reduced customer activity would reduce the volume of products/services completed. Interruptions of service may also diminish the attractiveness of our services. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our services or timely expand and upgrade our systems and infrastructure to accommodate such increases in a timely manner. Any failure to expand or upgrade our systems could have a material adverse effect on our business, results of operations and financial condition.

RISK OF SYSTEM FAILURES

Our success, and in particular our ability to facilitate financial transactions successfully and provide high quality customer service, will depend on the efficient and uninterrupted operation of EarthPort's computer and communications hardware systems. These systems and operations are generally vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. Since we have fully redundant systems, that should minimize such interruptions. Despite any precautions taken by, and planned to be taken by us, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in the services provided by EarthPort. In addition, failure to provide the data communications capacity required by EarthPort, as a result of human error, natural disaster or other operational disruption, could result in interruptions in our service. Any damage to or failure of our systems could result in reductions in, or terminations of, the EarthPort service, which could have a material adverse effect on our business, results of operations and financial condition. In the case of frequent or persistent system failures, our reputation and name brand could be materially adversely affected.

Our system is also vulnerable to disruptions from computer viruses and attempts by hackers to penetrate the network security. Hackers have not succeeded in penetrating the network security in the past, but we expect attempts from time to time. We may need to devote substantial capital and resources to protect against the threat of unauthorized penetration of the network security. Breaches of the network security could disrupt the operation of our Web sites and jeopardize the security of confidential information stored in our servers. The occurrence of any of the events listed above could cause EarthPort to lose Members and also expose EarthPort to liability and result in litigation, all of which could have an adverse effect on our operations.

RAPID TECHNOLOGICAL CHANGE

The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. These market characteristics are exacerbated by the emerging nature of the Web and the apparent need of companies from a multitude of industries to offer Web-based products and services. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of EarthPort to adapt to such changes would have a material adverse effect on our business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by EarthPort to modify or adapt our services or infrastructure, which could have a material adverse effect on our business, results of operations and financial condition.

RISKS ASSOCIATED WITH CERTAIN ACTIVITIES OF OUR SERVICE

The law relating to the liability of providers of online services for activities of their users on the service is currently unsettled. There can be no assurance that EarthPort will be able to prevent the unlawful exchange of goods on its service or that it will successfully avoid civil or criminal liability for unlawful activities carried out by users through EarthPort's service. The imposition upon EarthPort of potential liability for unlawful activities of users of our service could require us to implement measures to reduce our exposure to such liability, which may require, among other things, EarthPort to spend substantial resources and/or to discontinue certain service offerings. Any costs incurred as a result of such liability or asserted liability could have a material adverse effect on our business, results of operations and financial condition.

ONLINE COMMERCE SECURITY RISKS

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. We anticipate that a significant number of EarthPort users will authorize us to bill their credit card accounts directly for all transaction fees charged by EarthPort. We intend to rely on encryption and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by us to protect customer transaction data. If any such compromise of our security were to occur, it could have a material adverse effect on EarthPort's reputation and, therefore, on our business, results of operations and financial condition. Furthermore, a party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of EarthPort involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. There can be no assurance that our security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on our business, results of operations and financial condition.

DEPENDENCE ON THE WEB INFRASTRUCTURE

The success of our services will depend in large part upon the development and maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, or timely development of complementary products such as high speed modems, for providing reliable Web access and services. Because global commerce and the online exchange of information is new and evolving, it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected. Furthermore, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future, including outages and delays resulting from the inability of certain computers or software to distinguish dates in the 21st century from dates in the 20th century. See "--Year 2000 Implications." In addition, the Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. There can be no assurance that the infrastructure or complementary products or services necessary to make the Web a viable commercial marketplace for the long term will be developed or that if they are developed, that the Web will become a viable commercial marketplace for services such as those offered by the Company. If the necessary infrastructure, standard or protocols or complementary products, services or facilities are not developed, or if the Web does not become a viable commercial marketplace, our business, results of operations and financial condition will be materially and adversely affected. Even if the infrastructure, standards or protocols or complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its service to changing Web technologies, which could have a material adverse effect on our business, results of operations and financial condition.

RISKS ASSOCIATED WITH INFORMATION DISSEMINATED THROUGH EARTHPORT'S SERVICE

The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against online services companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Several private lawsuits seeking to impose such liability upon other online services companies are currently pending. Our service will feature the ability to provide reports on other users, which could include information from users regarding the reliability of other users in promptly paying or delivering goods sold in an auction transaction. Although all such feedback is generated by users and not by us, it is possible that a claim of defamation or other injury could be made against us for content posted on the service. The imposition upon us and other online services providers of potential liability for information carried on or disseminated through our services could require EarthPort to implement measures to reduce its exposure to such liability, which may require EarthPort to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use.

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

We are not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. U.S. Congress has recently approved legislation that is intended to regulate the distribution of "indecent" material over the Internet. The nature of court review of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, could subject us and/or our customers to potential liability, which in turn could have an adverse effect on our business, results of operations and financial condition. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the Company's service or increase the cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. There can be no assurance that a state will not attempt to impose these regulations upon us or that, if imposed, such imposition will not have a material adverse effect on our business, results of operations and financial condition.

Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition. In addition, because our services are accessible worldwide, and we facilitate sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. The failure by EarthPort to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

Imposition of new taxes or fees by federal and foreign governments on Internet transactions or on the use of the Internet as a means of communication could adversely affect EarthPort.

PROTECTION AND ENFORCEMENT OF INTELLECTUAL PROPERTY RIGHTS

We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that these steps taken by us to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online. To date, we have not been notified that our technologies infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

YEAR 2000 IMPLICATIONS

Many current installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements. We have completed a review of our internal programs and thus far have determined that there are no significant Year 2000 issues within our systems or services. However, we intend to utilize third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to properly process dates for the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, results of operations and financial condition.

POSSIBLE VOLATILITY OF STOCK PRICE

The trading price of the Ordinary Shares might be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in our quarterly operating results, announcements of technological innovations, or new services by EarthPort or its competitors, changes in financial estimates by securities analysts, conditions or trends in the Internet and online commerce industries, changes in the market valuations of other Internet or online service companies, announcements by EarthPort or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of Ordinary Shares or other securities of EarthPort in the open market and other events or factors, many of which are beyond our control. Further, the stock markets in general, and the market for Internet- related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many comparable technology companies' stocks are at or near historical highs and reflect valuations substantially above historical levels. There can be no assurance that these trading prices and valuations will be sustained. These broad market and industry factors may materially and adversely affect the market price of the Ordinary Shares, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, may also adversely affect the market price of Ordinary Shares.

COMPETITION - GAMING AND LOTTERIES

The development, licensing and management of gaming technology and the provision of gaming entertainment are highly competitive. The gaming market is served by state and nationally sponsored lotteries and by many domestic and foreign gaming companies, including several large land-based casino companies. A number of large, mature lottery services companies serve both the domestic and international markets. All these competitors have substantially more capital, and therefore broader based resources to apply to technology and marketing than EarthPort. EarthPort also competes with other forms of leisure and entertainment activities for the public's disposable income.

UNITED STATES CIVIL LIABILITIES MAY NOT BE ENFORCEABLE AGAINST THE COMPANY

All of our directors and executive officers and certain of the experts named in this registration statement are not residents of the United States and virtually all of the assets of these persons and virtually all of our assets are located outside the United States. As a result, it may not be possible for you to serve summons and complaints within the United States upon these persons. Similarly, it may not be possible to enforce in U.S. courts, against these persons or against us, judgments of the U.S. courts based upon civil liability provisions of the U.S. federal or state securities laws. In addition, it may be difficult for you in original suits or in suits for the enforcement of judgments of U.S. courts to enforce certain civil liabilities based upon U.S. federal or state securities laws in England against us or our directors or executive officers, or our experts.

UNDER U.K. LAW A VOTE OF 75% OF THE STOCKHOLDERS IS REQUIRED TO APPROVE CERTAIN SIGNIFICANT CORPORATE TRANSACTIONS

Under English law we are required to obtain the vote or consent of holders of 75% of our outstanding ordinary shares to complete certain significant transactions, including a merger with another corporation in some circumstances. This may make it more difficult for us to complete a merger or sale of our company which is deemed beneficial by our board of directors.

EXCHANGE RATE INFORMATION

We sell our products and services outside of the United States. Our profitability is therefore subject to fluctuations in exchange rates. We do not manage the risks related to foreign currency, interest rates or inflation by using hedging arrangements. Our revenues are denominated in British pounds sterling but many of the costs and revenues associated with our development of Internet based programs will be denominated in other currencies. Changes in the value of the currencies in which we settle relative to the British Pound could adversely effect our financial results. The following table sets forth, for the periods indicated, period end, average, high, and low exchange rate between British pounds sterling and United States dollars based on the noon buying rate (expressed in United States dollars per pound sterling). These rates are provided solely for your convenience and are not necessarily the exchange rates (if any) used by us in the preparation of the financial statements included elsewhere in this registration statement.

                                                             UNITED STATES DOLLARS PER BRITISH POUNDS STERLING
                                                             -------------------------------------------------

                                                              AVERAGE OF THE
                                            RATE              NOON BUYING RATE
                                            AT END            ON THE LAST BUSINESS
         YEAR                               OF PERIOD         DAY OF EACH FULL MONTH             HIGH     LOW
         ----                               ---------         ----------------------             ----     ---

         1996...............................1.7123                     1.5733                    1.7123   1.4948

         1997...............................1.6427                     1.6397                    1.7035   1.5825

         1998...............................1.6628                     1.6602                    1.7222   1.6144

On December 31, 1998, the noon buying rate was $1.6628 = (pound)1.00 (consequently, $1.00 = (pound)0.6014 at this rate).

As of September 8, 1999, the noon buying rate was $1.61370=(pound)1.00

Fluctuations in the exchange rate between British pounds sterling and U.S. dollars will affect the U.S. dollar equivalent of the British pounds sterling denominated prices of our ordinary shares and, as a result, will affect the market prices of the shares in the United States.

ITEM 2. DESCRIPTION OF PROPERTY

The Company maintains 2 offices in London with the head office located in leased space, consisting of approximately 1137 square feet, which is under a lease that expires 24 July 2001, and the second office consists of 1450 square feet with a lease that expires 20 August 2003. The Company, through EarthPort Transaction Services AG, operates the transaction portal from the ILLF premises in Liechtenstein. At this time, we do not pay any rent or related charges for the transactional portal in Liechtenstein, however, there will in the future be a rental charge, but its rate has not been determined yet. The lease payments and related charges schedule for those properties is set forth below:

-----------------------------------------------------------------------------------------------------------
Location                      Sq.  Ft.                Rent per sq.  ft.             Total lease payment per
                                                                                    annum
-----------------------------------------------------------------------------------------------------------
5 St.  Mary Abbot's Place     1137                    (pound)21.62                  (pound)39,851.85*
-----------------------------------------------------------------------------------------------------------
107 Hammersmith Road          1450                    (pound)12.50                  (pound)34,162**
-----------------------------------------------------------------------------------------------------------

* The rate per square foot is (pound)8.80 and (pound)4.63 service charge. ** The rate per square foot is (pound)3.80 and (pound)7.26 service charge.


ITEM 3. LEGAL PROCEEDINGS

None.


ITEM 4. CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

The only persons who own of record, or who are known to the directors of the Corporation to own beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Ordinary Shares, as at July 1, 1999, and the executive directors of the Company, are:

                                                                  Percentage of
                                                                  current issued capital
         Shareholder                        Ordinary Shares       (before exercise of options)
         -----------                        ---------------       ----------------------------

         Infinity Investments Ltd           1,500,000                     23.5
         Tallulah Properties Ltd            1,814,300                     28.4
         Braevista Investments                854,300                     13.4
         Infinity Limited                     151,100                      2.4
         Peter Chappell                        70,000                      1.1
         Graham Newall                         20,000                       .3

Messrs. Vanrenen and Tucker, directly and indirectly, are the beneficiaries of approximately 70% of the Company's ordinary shares (58% after exercise of all options granted).

Infinity Investments Limited and Infinity Limited, both incorporated in the Isle of Man, are respectively owned 50% by Tallulah Properties Limited ("Tallulah") and 50% by Braevista Investments Ltd. ("Braevista"), Isle of Man companies. Both Vanrenen and Tucker are discretionary beneficiaries of the Isle of Man Trusts that respectively own Tallulah and Braevista.

ITEM 5. NATURE OF TRADING MARKET

TRADING HISTORY OF COMMON SHARES

The Company's Series A Ordinary Shares have been approved for listing on the Mezzanine Market of the BSX under a symbol "ERPT_BH" on August 12, 1999, and will begin trading shortly following the completion of our offering of up to 2 million Series A Ordinary shares, which was closed as of September 17, 1999.

OFEX

EarthPort's ordinary shares were accepted for trading on OFEX on 24 August 1998. OFEX is a facility operated by JP Jenkins Limited, a member of the London Stock Exchange, to allow trading in the securities of unquoted companies. OFEX provides a facility for member firms of the London Stock Exchange to deal in the shares of unquoted companies.

Under the OFEX arrangements, companies are provided with an independent market maker, screen based prices and a company information and announcement system provided by Newstrack Limited and distributed by Bloomberg, ICV-Topic, Reuters and QST.

NASDAQ

EarthPort intends to apply for listing on NASDAQ SmallCap Market. Upon approval for listing on NASDAQ, EarthPort will cease trading its ordinary shares on OFEX. Once the Series A Ordinary Shares become listed on NASDAQ, the Series A Ordinary Shares will be converted into Ordinary Shares.

PRICE RANGE OF ORDINARY SHARES

EarthPort's ordinary shares have been traded on OFEX since August 24, 1998. The following table sets forth, for periods indicated, the high and low prices.

                                                               Price Range
                                                   Low                             High
                                          --------------------             --------------------
Quarter Ended September 30, 1998          ((pound)1.55)  $2.50             ((pound)1.85) $2.98
Quarter Ended December 31, 1998           ((pound)1.85)  $2.98             ((pound)2.55) $4.10
Quarter Ended March 31, 1999              ((pound)2.45)  $3.94             ((pound)3.35) $5.39
Quarter Ended June 30, 1999               ((pound)3.25)  $5.23             ((pound)6.25) $10.06

NOTE: The US dollar price has been calculated at the exchange rate of(pound)1 equals $1.61 as of September 8, 1999.

As of July 1, 1999 it is estimated that there were 261 recorded shareholders.

The closing price of the Ordinary Shares of EarthPort on OFEX on August 27, 1999 was (pound)7.125 ($11.47).

As of July 31, 1999, there were 6,650,715 Ordinary Shares outstanding (excluding the options) of which no shares were held in the U.S.

As of September 17, 1999, there were 520,000 Series A Ordinary Shares outstanding.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no governmental laws, decrees or regulations in United Kingdom relating to restrictions on the export or import of capital into United Kingdom which affect the remittances of interest, dividends or other payments to non-resident holders of shares of the Company's stock. There is no longer a withholding tax in the UK on any such remittances to US residents under the Income Tax Act (UK) (the "Tax Act").

There are no limitations under the laws of United Kingdom, or in the charter of any other constituent documents of the Company with respect to the right of foreigners to hold and/or vote the shares of the Company's stock.

ITEM 7. TAXATION

General
-------

The following report considers certain Bermuda and United Kingdom tax considerations. We believe the following comments are pertinent to our planned operations and are based on the understanding of and advice received on the law and practices currently in force in Bermuda and the United Kingdom and are subject to change. The report is a summary of our understanding of the tax issues and does not constitute the specific professional opinion of any particular advisor of the Company.

THE FOLLOWING COMMENTS ARE BASED ON INFORMATION RECEIVED BY THE DIRECTORS REGARDING CURRENT LAW AND PRACTICE. INVESTORS SHOULD APPRECIATE THAT THERE ARE TAXATION CONSEQUENCES FOR INVESTORS AND SHOULD CONSULT THEIR PROFESSIONAL ADVISORS ON THE POSSIBLE TAX CONSEQUENCES OF THEIR SUBSCRIBING FOR, PURCHASING, HOLDING OR SELLING SHARES UNDER THE LAWS OF THEIR COUNTRIES OF CITIZENSHIP, RESIDENCE OR DOMICILE.

We expect that our shareholders may be resident, for tax purposes, in many different countries and, accordingly, no attempt is made herein to summarise the tax consequences for all investors who might become our shareholders.

         Bermuda

At the date of this registration statement, there is no Bermuda income tax, corporation tax, profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or its shareholders, other than by shareholders ordinarily resident in Bermuda. We are not subject to stamp duty in Bermuda on the issue or transfer of our shares.

         United Kingdom

         Corporate Tax
         -------------

EarthPort will conduct a portion of its business activity in the United Kingdom. Accordingly, as a United Kingdom managed and controlled company, the Company will continue to be subject to United Kingdom company taxation on its entire profits. The United Kingdom sets taxation rates each financial year commencing April 1. The applicable standard rates for the year commencing 1 April 1999 is 30%.

There is a lower taxation rate if a company qualifies as a "small company". The small company rates are 20% for the years 1999/2000 tax year. The small company rates apply in the case of the Company up to profits of 300,000 Pounds Sterling and marginal tax relief may be available where profits are not more than 1,500,000 Pounds Sterling. The level of small company relief is dependent on the number of associated close companies.

         Other tax matters
         -----------------

We have been advised that the Company is a close company for tax purposes, as defined by the Income and Corporation Taxes Act 1988.

Advanced Corporations Tax in respect of cash dividends is no longer applicable from April 1999 onwards. When receiving a dividend individual shareholders in the United Kingdom will continue to qualify for notional tax credit equal to one ninth of the cash dividend.

         Other Jurisdictions

Prospective shareholders should consult their own legal or tax counsel regarding tax law and regulations of any other jurisdiction, which may be applicable to them.

THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE AND SHOULD NOT BE CONSIDERED AS LEGAL OR TAX ADVICE TO PROSPECTIVE SHAREHOLDERS.

TAXATION OF DIVIDENDS

TAX TREATMENT OF U.K. HOLDERS. In his United Kingdom "Green" Budget announcement made on November 25, 1997, the United Kingdom Chancellor of the Exchequer announced a change in the taxation of dividends effective April 6, 1999, which was confirmed in his Budget on March 17, 1998. As a result of this change the previous system of "advance corporation tax" (ACT) has been replaced.

In respect of dividends paid on or after April 6, 1999 an individual Holder should generally be entitled to a tax credit in respect of any dividend paid by our company equal to one-ninth of a cash dividend. Although the credit will be available to offset a United Kingdom resident individual's basic rate liability to United Kingdom income tax in respect of the dividend, this tax credit will not be refundable. United Kingdom resident individuals who pay higher rate tax will pay tax on the grossed up amount of the dividend at the rate of 32.5%. After taking into account the tax credit they receive, these individuals will have an additional tax liability of 25% of the net dividend received. United Kingdom resident trustees of discretionary trusts are liable to account for income tax on the grossed up dividend at 25% less an appropriate Tax Credit. A United Kingdom resident corporate Holder will not normally be liable to United Kingdom corporation tax on any dividend received from us.

TAX TREATMENT OF U.S. HOLDERS. An Eligible United States Holder (as defined below) is entitled under the Convention relating to income taxes (the "Income Tax Convention") and current United Kingdom law to claim from the United Kingdom Inland Revenue a refund (a "Treaty Payment") for an amount equal to the amount of the tax credit to which an individual resident in the United Kingdom for United Kingdom tax purposes would have been entitled had he received the dividend (the "Tax Credit Amount"), subject to a United Kingdom withholding tax of 15% of the sum of the dividend paid and the related Tax Credit Amount. Consequent upon the change in the taxation of dividends effective from April 6, 1999 an Eligible United States Holder will effectively cease to be entitled to a Treaty Payment in relation to dividends paid by our company because the 15% withholding tax would exceed the Tax Credit Amount. For example if the dividend is 80p, the reduced Tax Credit Amount would be 8.89p, less than the 15% withholding tax of 13.33p and, therefore, no Treaty Payment would be made.

For United States federal income tax purposes, the gross amount of a dividend plus the Tax Credit Amount (a) will be included in gross income by an Eligible United States Holder (at the dollar value of the dividend payment, on the date of the receipt by Bankers Trust, regardless of whether the dividend is converted into dollars) and (b) will be treated as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Any difference between the United States dollar amount included in income and the United States dollars actually received may constitute ordinary foreign currency gain or loss. Subject to certain limitations, the United Kingdom withholding tax (which, after April 5,

1999, equals the Tax Credit Amount) will be treated as a foreign income tax eligible for direct credit against such Eligible United States Holder's federal income taxes.

TAXATION OF CAPITAL GAINS

A United States Holder who is not resident or ordinarily resident or domiciled in the United Kingdom for United Kingdom tax purposes will not be liable for United Kingdom tax on capital gains realized on the disposal of ordinary shares, at the time of disposal, unless the United States Holder is carrying on a trade, profession or vocation in the United Kingdom through a branch or agency which constitutes a permanent establishment, and the ordinary shares are or have been used, held or acquired for the purposes of such trade, profession or vocation of such branch or agency.

Upon the sale or other disposition of an ordinary share, a United States Holder will generally recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on such sale or disposition and the United States Holder's adjusted tax basis (determined in U.S. dollars) in the ordinary share. Such gain or loss will be capital gain or loss if the United States Holder holds our ordinary share as a capital asset. Prospective investors should consult their tax advisors regarding the United States federal income tax treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

A United States Holder that is liable for both United Kingdom and United States tax on a gain on the disposal of ordinary shares will generally be entitled, subject to certain limitations and under the terms of the Income Tax Convention, to credit the amount of United Kingdom capital gains or corporation tax, as the case may be, paid in respect of such gain against such United States Holder's United States federal income tax liability in respect of such gain. United States Holders should seek professional tax advice to determine their entitlement to credit United Kingdom tax against their United States federal income tax liability.

ITEM 8. SELECTED FINANCIAL DATA

The following selected consolidated financial data with respect to our consolidated statement of operations for the ten months ended June 30, 1998 (audited) and for twelve months ended June 30, 1999 (unaudited) and with respect to our consolidated balance sheets at June 30, 1998 audited) and June 30, 1999 (unaudited). The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and those consolidated financial statements and the notes thereto.


STATEMENT OF OPERATIONS

                                                 10 months ended           Fiscal year ended
                                                  June 30, 1998              June 30, 1999
                                                    (audited)                 (unaudited)
                                                 ---------------           -----------------

                                                        AMOUNTS IN POUNDS STERLING

Revenues...............................          (pound)896,854            (pound) 1,075,071
Operating Expenses:
   General and administrative..........              (1,536,426)                  (2,481,295)
                                                     -----------                  -----------

Total Operating Loss...................                (639,572)                  (1,406,224)
Loss on ordinary activities
before taxation........................                (636,375)                  (1,392,144)

                                       29

Loss on ordinary activities
after taxation.........................                (636,375)                  (1,392,144)
                                                     -----------                  -----------

Basic net loss per share...............         (pound) (0.1709)             (pound) (0.2094)

Diluted net loss per share.............         (pound) (0.1633)             (pound) (0.1711)
                                                     ===========                  ===========

Shares used in computing basic and
   diluted net loss per share..........               3,722,932                    6,648,215
                                                     ===========                  ===========


SUMMARY OF BALANCE SHEET

                                                 10 months ended           Fiscal year ended
                                                  June 30, 1998              June 30, 1999
                                                    (audited)                 (unaudited)
                                                 ---------------           -----------------

                                                        AMOUNTS IN POUNDS STERLING

Working capital........................       (pound) 3,086,557            (pound) 8,466,019
Total Assets less Current Liabilities                 3,086,557                    8,466,019
                                                   ------------                 ------------

Total Current Liabilities                          ____________                 ____________
Shareholders Equity (Deficit)                         3,086,557                    8,466,019

(b)      DIVIDENDS

The Company has not paid any cash dividends since its inception. The Company does not intend to pay any cash dividends in the foreseeable future, but intends to retain all earnings, if any, for use in its business operations.


ITEM 9. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto.

The Company's financial statements are prepared in accordance with generally accepted accounting principles in United Kingdom and are presented in pound sterling.

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDES FORWARD-LOOKING STATEMENTS WITH RESPECT TO OUR FUTURE FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THE FACTORS DESCRIBED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS, THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE CURRENTLY ANTICIPATED.

OVERVIEW

EarthPort.com plc ("We" or "EarthPort") offers services that include processing e-commerce transactions and providing software and services for lotteries. Our revenues represent amounts receivable for lottery revenues and other services, net of VAT and trade discounts. EarthPort operates an Internet transaction portal for clearing such multiple on-line transactions for merchants, including stockbrokers and Internet ready conventional merchants, and lotteries. We also supply software and marketing services to the only government licensed, global, interactive lottery on the Internet. EarthPort has over 100,000 people who have transacted through EarthPort. Those who transact with EarthPort become registered members ("Members"). EarthPort has developed a method of market segmentation that should, in the opinion of the management, increase the number of its Members to several million by mid-2000. We believe that our transaction engine is a robust, dynamically scaleable, cash clearing house for e- commerce. We currently record up to 10 million Internet hits to its web sites per week. We believe that with further marketing expenditure and the current capacity of its technological platform, we are well positioned to be a global branded e-commerce company.

Ten months period ended June 30, 1998 (audited) compared to twelve months period
--------------------------------------------------------------------------------
ended June 30, 1999 (unaudited).
--------------------------------

REVENUES. The Company's operating revenues for the first ten months of 1998 totaled (pound)896,854 (US$1,443,935) Compared to (pound)1,075,071
(US$1,730,864) in the twelve months ended June 30, 1999.

OPERATING EXPENSES. The Company's operating expenses for the first ten months of 1998 totaled ((pound)1,536,426) (US$(2,473,646)) compared to
((pound)2,481,295)(US$(3,994,885)) for the twelve months period ended June 30, 1999. The increase in operating expenses was primarily due to additional costs incurred by expansion of our services.

TOTAL OPERATING LOSS. Total operating loss for the first ten months of 1998 totaled (pound)639,572 (US$1,029,711) compared to operating loss of (pound)1,392,144 (US$2,241,352)in the twelve months ended June 30, 1999, due primarily to increased operating expenses.

PROVISION FOR INCOME TAXES. There has been no provision for taxes since the Company incurred operating losses and did not report any profits for the discussed periods.

Liquidity and Capital Resources
-------------------------------

As of June 30, 1998 and June 30, 1999, the Company had a cash balance of (pound)329,971 (US$531,253) and (pound)849,883 (US$1,368,312), respectively. The
Company issued 6,648,215 Ordinary Shares and no Series A Shares during the fiscal year ended June 30, 1999. The company has no available lines of credit.

Under the terms of the Company's agreement with International Lottery in Liechtenstein Foundation ("ILFF"), the Company is committed to pay a total (pound)3,500,000 million (US$5,635,000) for its license fee. This amount is being offset by transaction fees and the 10% charge the Company imposes on sales of ILLF and any debts outstanding from ILFF will be recouped by offset against this liability. The amount due to ILFF as of June 30, 1999, is (pound)697,674.01 (US$1,116,300), and the Company anticipates that it should be repaid within the current financial year.

The Company anticipates that its existing cash balances, including US$5,200,000 (net of any commissions and fees) raised in its offering of a maximum of 2,000,000 Series A Ordinary Shares, in which 520,000 Series A Ordinary Shares were sold, and future anticipated cash flows from projected increases in revenues, will be sufficient to meet operating expenses and capital purchases of the Company at the current negative cash flow for the next 36 months. However, the management believes that revenues and expenses will increase and that the Company will be cash flow positive in 12 months time. The Company may continue to seek additional sources of capital, from time-to-time as needed, to fund future planned operations and continued growth. Although the Company has been successful in raising the necessary funds in the past, there can be no assurance that the Company will have sufficient financing to meet its capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Year 2000 Compliance
--------------------

The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

EarthPort conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and developed and implemented the plan to resolve the issue. EarthPort is currently Year 2000 compliant.

EFFECTS OF THE EURO

Under the terms of the Treaty on European Economic and Monetary Union, as of January 1, 1999, the euro was introduced as a common currency among the eleven members of the European Union that are participating in this phase of European Economic and Monetary Union, commonly referred to as EMU. Although the individual currencies of these countries will continue to be used until the end of 2001, their exchange rates with the euro are fixed. The Euro is now being used for transactions that do not involve payment using physical notes and coins of the participating countries. The individual currencies will be replaced with euro notes and coins at the start of 2002 when all countries participating in the EMU are expected to operate with the euro as their exclusive common currency.

The current government of the United Kingdom has stated that the United Kingdom will not participate in EMU and adopt the euro until after the next general election, at the earliest. We are currently working on the assumption that the next general election will be in 2001 or 2002 and that the United Kingdom will enter the EMU shortly thereafter following confirmation of the government's decision through a referendum. We do not currently operate in any countries that have adopted the euro and we therefore do not face a significant currency or competitive exposure to the euro. However, in the future we may expand into a number of these countries.

In the event that the United Kingdom adopts the euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate what these costs might be. Adoption of the euro in the United Kingdom would also create greater transparency between prices offered to our customers in different countries that participate in EMU.

A significant amount of uncertainty exists as to the effect that the euro will have on the marketplace. We are assessing the effect that the euro introduction will have on our internal systems and the sale of our products and services. We expect to take appropriate actions based on the results of this assessment. Currently, we do not believe that the adoption of the euro by eleven countries of the European Union will have an adverse impact on our liquidity or financial condition.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Officers

The following sets forth certain information regarding the directors (the "Directors") and officers of EarthPort.

Directors and Officers of EarthPort.



Name                              Age       Position
----                              ---       --------
David Vanrenen                    55        Executive Chairman, Chief Executive Officer
Alan Tucker                       55        Executive Director, Chief Financial Officer
Peter Chappell                    59        Executive Director, Director of Public Affairs
Adriaan Brink                     36        Executive Director, Chief Technical Officer
Graham Newall                     43        Executive Director, Marketing & Sales
Jan Maarten van den Broek         44        Executive Director, Chief Operating Officer
Andrew C. G. Millard              36        Executive Director



DAVID VANRENEN, (Executive Chairman) aged 55. In 1975 Vanrenen joined Mathison Hollidge, a large South African broking house and was responsible for developing its bond-trading department to the point where it was responsible for 40% of the turnover of the total South African bond market. He was a member of the Johannesburg Stock Exchange Committee for 2 years. After his move to Australia in 1982, he founded Australian Gilt Securities (AGS), a securities business, and he was CEO from the inception of AGS until 1987 when the company was acquired by Rand Merchant Bank. In 1983 he founded Giltnet Limited, an investment technology company, which was listed on the Australian Stock Exchange. Giltnet supplied information technology to Telerate, which purchased the source code from Giltnet in 1990. In 1986 he was responsible for the establishment of the Kleinwort Benson Fixed Income Investment Trust. In 1988, together with Reuters Limited, he founded and was executive chairman and CEO of Equity Systems Limited, an investment technology company. In 1992 he established Equisoft Limited a developer of front-end quantitative analytic systems with Reuters. Reuters acquired his share of both companies in 1994. He was then instrumental in establishing PeopleBank as a pioneer human resource site on the Internet and that, together with the London Mall (an early transaction portal), was acquired by Associated Newspapers in 1995. Since then Vanrenen has led the development of the EarthPort operations.

ALAN TUCKER BCom, CA(SA), (Executive Director), aged 55, qualified as a chartered accountant. Tucker was managing partner of Mathison & Hollidge, stockbrokers, from 1975 to 1982, and was a member of the Johannesburg Stock Exchange Committee for 2 years. In 1982 he emigrated to Australia and established Australian Gilt Securities (AGS) with David Vanrenen. From 1986 to 1988, he was a director of Asset Underwriting Pty Limited, where he was involved in the development and sale of risk reduction software. He was then franchisee and CEO of Thomas International Management Systems in Australia and New Zealand. From 1990 to 1994 he was executive chairman and CEO of Giltnet Limited, a financial software development company listed on the Australian Stock Exchange. During this period Giltnet developed PeopleBank as a pioneer human resource site on the Internet and that operation together with the London Mall (an early transaction portal), was acquired by Associated Newspapers in 1995. Since 1995 Tucker has worked on the development of EarthPort.

PETER CHAPPELL, (Executive Director), aged 59, became a member of the London Stock Exchange in 1966. In 1968 he became a partner in the stockbrokers Sheppards and Chase, heading up the gilt department from 1972 to 1985 and the institutional equities sales and research between 1985 and 1988. From 1989-91 he was a senior consultant with Trimedia Communications, a Swiss based financial public relations company. He became a Member of the Institute of Public Relations in 1990. From 1991 to 1995 he was Chairman of The Employment Network
(UK) Limited, an innovative computerised recruitment company that moved onto the Internet in 1993, being renamed PeopleBank. At this time he was involved with the establishment of London Mall, an early Internet portal which housed the PeopleBank site amongst a range of merchants. He was a director of Walton Consulting Limited from 1995 to 1998. Walton was absorbed into EarthPort in 1997 and since then he has been involved in building the EarthPort operations.

ADRIAAN BRINK, (Executive Director), aged 36, completed schooling in South Africa and studied Computer Science at the University of Natal. Brink started professional programming on ICL and UNIVAC mainframes performing statistical analysis of large surveys in 1984. In 1989 he emigrated to Australia where he spent 5 years in computer related work, culminating in a 3 year period as Managing Director of Giltnet Limited - a public company listed on the Australian stock exchange. Giltnet specialized in real time Bond analytics software, marketed mainly through the Dow Jones-Telerate network. In 1990 Giltnet started developing an electronic marketplace for employment that later became known as PeopleBank. He moved to London in 1994 to introduce PeopleBank to the European markets. Towards the end of 1994 the Internet became more popular and he started the "London Mall", which served as an attraction to draw people to the Internet version of PeopleBank. PeopleBank and The London Mall were acquired by the Daily Mail newspaper group in 1995. Brink is responsible for design and development of the ILLF and EarthPort sites and all systems associated with them. He lives in Liechtenstein and looks after day-to-day operations of ILLF as well as directing the UK based design and development team.

GRAHAM NEWALL, (Executive Director), aged 43, began his career in the Australian Wool Industry as a buyer with K.V.Chapman, a wool merchant and also a founding member of the Sydney Greasy Wool Futures Exchange. In 1978 he joined the money market with Capel Court Corporation and in October 1979 helped launch the first interest rate futures contract traded outside the United States. He joined Bankers Trust Australia in 1981 as manager. Bankers Trust dominated financial futures in Australia in the early eighties. After a period trading futures and swaps for Grindlays Bank he was invited back to Capel Court to lead their Futures Division. Capel Court Corporation, a part of National Mutual Royal Bank was one of the top three traders by turnover on the Sydney Futures Exchange until it was taken over by the ANZ Bank in 1990. Newall led a team of 25 to found BZW Australia Futures and within three months BZW was in the top 3 on the Exchange. In 1991 he moved to London as CEO of BZW Futures, a division of Barclays Bank plc. BZW Futures became a large operator outside the United States, with 13 offices in 11 countries. In early 1998 he joined Bank Austria Creditanstalt as CEO and developed a technology driven trading platform, executing and clearing futures and options over the Internet. In April 1999 Newall joined the EarthPort.com group as an Executive Director, responsible for marketing and sales, with specific responsibility for EarthPort Transaction Services AG. Newall is a former director of the London Clearing House and is a director of the Futures Industry Association in the United States.

JAN MAARTEN VAN DEN BROEK, (Executive Director), aged 44, has a background in marketing, advertising and communication. Since 1975 he has worked for various companies including Marriott Hotels, Recla-Janssens Advertising (RJA), SSC&B Lintas, J. Walter Thompson in Amsterdam and Robert Landau Associates Inc in New York. In 1985 he set up his own company in Amsterdam, specialising in conceptual and creative development, as well as the presentation and execution of advertising and promotional plans designed to meet his clients' marketing objectives. His clients included Burger King, Coca-Cola Export Corporation, United Parcel Service, Sony (TV & Video 8), Virgin Atlantic Airways, Regional Airports Holland, Effectenbank Stroeve and Interleven Pensioen. Special projects included the interim management of Beaumont Bennett (Grey) sales promotion in New York and Utrecht and the interim General Manager of Saatchi & Saatchi Direct. In November 1998 he joined EarthPort in the position of General Manager.

ANDREW C. G. MILLARD, (Executive Director), aged 36, commenced career in the UK Independent Radio sector having worked for many well known UK and overseas radio stations. Joined one of the UK's first audiotex companies, BT Citycall, in 1987 as Managing Editor shortly after the introduction of the nationally available premium rate telephone network. Moved to Telephone International Media (TIM) in 1991 to develop the business. Increased company turnover from (pound)0.5m to (pound)7.2m. Joined the Board as Deputy Managing Director and acquired equity in TIM, selling 100% to Scottish Power plc in 1997. Joined Media Marketing & Promotions as a partner. The company was formed to capitalise on the rapidly expanding new media channels available world-wide. Millard is a specialist in providing marketing and promotional solutions across the Internet, audiotex, email and facsimile. He is a former director of the Association of Telephone Information and Entertainment Providers (ATIEP), director of the Information and Communication Industry Association (ICIA), and member of Telephone Council of the Direct Marketing Association (DMA). He has a close working relationship with the Independent Committee for the Supervision of Telephone and Information Services (ICSTIS) and the Office of Telecommunications (OFTEL).

Director Compensation

The Directors each receive an annual salary package of (pound)60,000. See "Compensation of Directors and Officers".

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation
----------------------

Company currently has six executive officers none of whom received, directly or indirectly, annual compensation exceeding US$100,000. The aggregate cash compensation paid to each of the executive officers of the Company, directly or indirectly, during the year ended June 30, 1998 was (pound)60,000 (US$96,600). There are no funds set aside or accrued by the Company for pension, retirement, or similar benefits.

Compensation Summary
--------------------

The table below sets forth information concerning the compensation of the Corporation's Chief Executive Officer and Chief Financial Officer for the ten months ended June 30, 1998.

                                                 ANNUAL COMPENSATION
                                                 -------------------
    Name and                                                                        All Other
Principal Position                  Year        Salary            Bonus            Compensation
------------------                  ----        ------            -----            ------------

David Vanrenen                      1998   (pound)60,000          0                0
Chief Executive Officer
& Executive Director

Alan Tucker                         1998   (pound)60,000          0                0
Chief Financial Officer
and Executive Director


Long-Term Compensation Awards:

Securities Under Options/SARs Granted - see ITEM 12. "Options Granted".


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Share Options Issued
--------------------

EarthPort offered share options to certain Directors and Officers, management and staff, and professional service providers/consultants under contract with us.

The purpose of the share options is to further the growth and development of EarthPort by affording an opportunity for share ownership to selected employees, Directors and consultants of EarthPort, who are responsible for the conduct and management of the our business or who are involved in endeavours significant to our success. The share options are administered by the Directors, who determine recipients and types of options to be granted, including the exercise price, the number of shares, the grant dates, and the exercisability thereof.

As of July 1, 1999, options to purchase 1,233,061 shares were outstanding. The following are the top nine option positions granted representing all individual option positions of 20,000 and greater.


Option Grants
-------------
                                            Number of
                                            Shares
                                            Underlying    Exercise
                                            Options       Price       Exercise      Expiration
                  Name                      Granted       (GBP)         Date           Date
                  ----                      -------       -----       --------      ----------

Infinex International Ltd.*                 400,000       2.00                      26 4 2001
Infinex International Ltd *                 200,000       2.50                      26 4 2001
Voyager Financial Services Ltd.**           125,000       2.50        12 months     2.5 yrs conditional
Blue Haven Properties Limited               100,000       2.50                      4/26 2001
Jan Maarten van den Broek                   50,000        2.50        1/1 1999      10/31 2001
Peter Chappell***                           40,000        2.50        1/1 2001      12/31 2001
Adriaan Brink                               30,000        2.50        1/1 2001      12/31 2001
Matrix Corporate Finance****                23,061        2.50        3/23 1999     11/11 2003
Adriaan Brink                               20,000        1.00        3/1 1999      3/1  2001
Andrew C.G. Millard                         10,000        6.25        9/30 2000     7/1 2003


-------------------------------

*Granted pursuant to the acquisition of Earth Ltd. pursuant to the agreement between EarthPort and Infinex International Ltd., dated as of November 3, 1998, as amended on January 11, 1999.

**Voyager Financial Services Ltd. was granted options which are conditional as follows: (1) 62,500 options being released when the BSX listing is approved, and
(2) 62,500 options being released when the NASDAQ approval is granted.

***Peter Chappell also has 10,000 options granted with a strike price of (pound)1.00, exercise date of 3/1/99, and expiration on 3/1/2001.

**** Matrix Corporate Finance was granted options for its assistance in raising approximately (pound)1,153,000 for EarthPort in late 1998 and early 1999.

The option exercise prices are in Pounds Sterling.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN MATERIAL TRANSACTIONS

The directors, officers and principal shareholders of the Corporation (and the known associates and affiliates of such persons) have had no direct or indirect interest in any material transaction involving the Corporation during the 24 month period preceding the date hereof not otherwise disclosed herein.

Director/Officer Indebtedness: None.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

The Articles of Association of EarthPort provide as follows:

The Company's initial authorized share capital is (pound)100,000,000 divided into 100,000,000 ordinary shares of (pound)1 each of which two shares were issued at par at incorporation. The Directors pursuant to the Company's Articles of Association adopted on February 23, 1998 are authorized and empowered to (1) generally and unconditionally pursuant to Section 80 of the Act allot relevant securities up to a maximum of the authorized but unissued share capital on incorporation, such authority shall expire at the end of the 5 year period from the date of incorporation on September 3, 1997; (2) pursuant to Section 95(1) of the Act to allot equity securities as if Section 89(1) of the Act did not apply to such allotment, up to the authorized share capital on incorporation of (pound)100,000,000.

The Memorandum and Articles of Association of EarthPort comprise its constitution.

The Memorandum and Articles of Association contain various objects of the Company including the carrying on of the businesses described in this document. The Memorandum and Articles of Association of the Company include the provisions summarized below and elsewhere in this registration statement.

The Company may purchase its own shares in any manner authorised by the Companies Act, subject to prior authority of the Company in general meeting, unless the purchase of the shares would result in the Company having only redeemable shares.

(2) Share Rights
    ------------

The authorised capital of the Company consists of one class of shares including the Shares.

As of June 30, 1999 there were 6,648,215 ordinary shares outstanding (excluding the options issued). The Series A Ordinary Shares will rank pari passu with the ordinary shares, carry one vote per share, and are entitled to dividends as declared from time to time by the Company.

Subject to disenfranchisement in default of supplying information required under a notice pursuant to section 212 of the Companies Act, the Articles of Association contain no restrictions on the free transferability of fully paid shares, provided that the transfer in respect of only one class of share is accompanied by the share certificate and any other evidence of title required by the Directors and that the provisions in the Articles of Association relating to the deposit of instruments for transfer have been complied with. The Directors may in their absolute discretion refuse to register a transfer of any share which is not fully paid or a transfer of shares, whether fully paid or not, in favor of more than four persons jointly.

On a return of assets in a winding up or the repayment of capital, a liquidator may, with the sanction of an extraordinary resolution of the Company, divide amongst the holders of the Company's shares, in specie or in kind, the whole or any part of the assets of the Company and may, with a similar sanction, decide how such division is to be carried out.

The ordinary shares confer upon their holders the right to participate in any profits, which the Company may from time to time decide to distribute in respect of any financial period. Subject to the provisions of the Companies Act and if the profits of the Company justify such payments, the Directors may declare and pay interim dividends on shares of any class of such amounts, as and when they think fit. No dividend or other money payable on or in respect of a share will bear interest against the Company. The Directors may retain any dividend or other money payable on or in respect of a share on which the Company has a lien and may apply it towards the satisfaction of the debts, liabilities or engagements in respect of such lien. A dividend may be retained if a shareholder has failed to comply with the statutory disclosure requirements of the Companies Act. Any dividend unclaimed for 12 years will be forfeited and revert to the Company.

All or any of the rights or privileges attached to any class of shares in the Company may be varied or abrogated with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class. At every such separate general meeting, except an adjourned meeting, the quorum is two persons holding, or representing by proxy, one-third in nominal value of the issued shares of that class.

(3) Voting Rights
    -------------

Except as otherwise provided by a statute or by the Memorandum and Articles of Association, (1) Directors shall be elected by plurality of the votes cast, and;
(2) all other corporate action to be taken by vote of the shareholders shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of ordinary shares entitled to vote thereon.

Except as otherwise provided by statute or by the Memorandum and Articles of Association, at each meeting of shareholders, each holder of record of shares of the Company entitled to vote, shall be entitled to vote for each share registered in his name on the books of the Company.

Each shareholder is entitled to vote at a meeting and may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney duly authorized in writing. No proxy shall be valid after the expiration of eleven months from the date of execution, unless the proxy shall specify the length of time it is to continue in force. The proxy shall be delivered to the Secretary at the meeting and shall be filed with records of the Company. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law. The holders of shares may vote on the issue of dissolving, winding up or liquidating the Company.

Each holder of ordinary shares present at a general meeting in person or by proxy has one vote on a show of hands and on a poll one vote for each ordinary share of which he is a holder or proxy.

(4) Directors
    ---------

The remuneration of the Directors is determined by the Company in General Meeting. The Directors may also be paid, inter alia, for traveling, hotel and other expenses properly incurred by them in attending meetings of the Directors or in connection with the business of the Company. Any Director who devotes special attention to the business of the Company may be paid such extra remuneration as the Directors may determine. Currently Executive Directors receive (pound)60,000 per annum.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director, or may act in a professional capacity to the Company on such terms as the Directors may determine. No Director shall be disqualified by his office for contracting with the Company in any capacity, nor shall any such contract or arrangement entered into by the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office if he shall declare the nature of his interest.

A Director, notwithstanding his interest, may be counted in the quorum present at any meeting at which he or any other Director is appointed to hold any such office or place of profit under the Company, or at which the terms of any such appointment are arranged, and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of terms thereof.

There is no provision in the Memorandum and Articles of Association requiring a Director to retire by reason of any age limit, and there is no share qualification for Directors.

(5) Borrowing Powers
    ----------------

The Directors may exercise the Company's powers to borrow and to charge its assets.

(6) Indemnities
    -----------

The Company shall, to the fullest extent permitted by the Articles of Association and Regulation 118 and provisions in the Companies Act 1985 of England and Wales, as permitted by Law, as the same may be amended and supplemented, indemnify and hold harmless any and all Directors and Officers of the Company whom it shall have power to indemnify under said Article from and against any and all expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled to under any by-law, agreement, resolution of shareholders or directors, or otherwise, and shall continue as to a person who has ceased to be a Director or Officer of the Company and inure to the benefit of the heirs, executors, administrators and personal representatives of such Directors or Officer.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES - Not Applicable


ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS. - Not Applicable.

PART IV

ITEM 17. See Item 18

ITEM 18. FINANCIAL STATEMENTS

The Financial Statements were prepared in accordance with United Kingdom GAAP

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A)      Financial Statements

         Report of Independent Auditors

         Consolidated Balance Sheets as of June 30, 1998
         Consolidated Statements of Operations and Deficit for ten months ended June 30, 1998
         Consolidated Statement of Changes in Financial Position for the Ten months ended June 30, 1998.
         Notes to Consolidated Financial Statements
         Unaudited Financial Statements for the Twelve Months Ended June 30,
         1999.
         Letter from Ivan Sopher & Co.

(B)      Exhibits

Exhibit
Number            Exhibit Description
-------           -------------------

1.1                Memorandum and Articles of Association of EarthPort.com plc.
1.2                Memorandum and Articles of Association of EarthPort
                   Entertainment Limited.
1.3                Memorandum and Articles of Association of Efundco.com.,
                   Limited.
1.4                Articles of Association of EarthPort Transaction Services AG.
1.5                Memorandum of Association and Byelaws of Earth Ltd.
3.1 Agreement between International Lottery In Liechtenstein Stiftung (Interlotto) and Electronic Fundraising Company Limited together with amendments.
3.2 Agreement between D. Vanrenen and A. Tucker and Electronic Fundraising Company Limited.
3.3                Registrar and Transfer Agency Agreement.
3.4 Agreement between Electronic Fundraising Company plc and Infinex International Ltd and Mitchell Newdelman with amendment.
3.5 Agreement between the Foundation for the International Federation of Red Cross and Red Crescent Societies and International Lottery in Liechtenstein Foundation.
3.6                Confirmations of Government of Principality of Liechtenstein.
3.7 Extract of Trade Register of the International Lottery in Liechtenstein Foundation.

       AUDITED FINANCIAL STATEMENTS FOR THE TEN MONTHS ENDED JUNE 30, 1998

                     AUDITORS' REPORT TO THE SHAREHOLDERS OF
                       ELECTRONIC FUNDRAISING COMPANY PLC


We have audited the financial statements on pages 4 to 13 which have been prepared under the historical cost convention and the accounting policies set out on page 8.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 2 the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

Included in intangible fixed assets are licence fees of (pound)1,406,251 and generic software of (pound)187,501 at cost less amortisation. We are unable to verify that the net realisable value of these intangible assets is at least equal to the amount at which they are included in the financial statements. As set out in Note 9, the Directors are unable to establish when amounts due from ILLF amounting to (pound)1,173,860 will be paid as this is conditional upon either the future trading results of ILLF or the successful conclusion of the second phase of the Company's fund-raising and the subsequent recoupment of this debt as set out in Note 15.

Except for any adjustments to the value of intangible assets that may be necessary had we been able to verify their net realisable value and any adjustments to trade debtors that may be necessary if the amount due were not to prove recoverable in full, in our opinion the financial statements give a true and fair view of the state of the Company's affairs as at 30 June 1998 and of its loss for the period then ended and have been properly prepared in accordance with the Companies Act 1985.


IVAN SOPHER & CO.                           15 September 1998
CHARTERED ACCOUNTANTS                       5 Elstree Gate
REGISTERED AUDITOR                          Elstree Way
                                            Borehamwood
                                            Herts WD6 1JD


PROFIT AND LOSS ACCOUNT
FOR THE PERIOD ENDED 30 JUNE 1998
                                                                                                 10 MONTHS
                                                                                                     ENDED
                                                                                                   30 JUNE
                                                                                                      1998
                                                                               NOTES               (pound)
TURNOVER                                                                                           896,854
Administrative expenses                                                            2            (1,536,426)

-----------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                                     3              (639,572)
Other interest receivable and similar income                                       4                 3,438
Interest payable and similar charges                                               5                  (241)

-----------------------------------------------------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                                       (636,375)
Tax on loss on ordinary activities                                                 6                     -

-----------------------------------------------------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                                        12              (636,375)

-----------------------------------------------------------------------------------------------------------



The profit and loss account has been prepared on the basis that all operations are continuing operations. There are no recognised gains and losses other than those passing through the profit and loss account.


BALANCE SHEET
AS AT 30 JUNE 1998
                                                                                           10 MONTHS
                                                                                               ENDED
                                                                                             30 JUNE
                                                                                                1998
                                                                      NOTES       (pound)    (pound)
FIXED ASSETS
Intangible assets                                                         7                 1,593,752
Tangible assets                                                           8                    11,901

------------------------------------------------------------------------------------------------------

                                                                                            1,605,653
CURRENT ASSETS
Debtors                                                                          1,224,382
Cash at bank and in hand                                                  9        329,971

------------------------------------------------------------------------------------------------------
                                                                                 1,554,353
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                           10        (73,449)

------------------------------------------------------------------------------------------------------
NET CURRENT ASSETS                                                                          1,480,904

------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                       3,086,557

------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
Called up share capital                                                  11                 3,722,932
Profit and loss account                                                  12                  (636,375)

------------------------------------------------------------------------------------------------------
SHAREHOLDERS' FUNDS - EQUITY INTERESTS                                   13                 3,086,557



The Financial statements were approved by the Board on 15 September 1998.

E A K Tucker

DIRECTOR


CASH FLOW STATEMENT
FOR THE PERIOD ENDED 30 JUNE 1998
                                                                                             10 MONTHS
                                                                                                 ENDED
                                                                                               30 JUNE
                                                                                                  1998
                                                                                  (pound)
NET CASH OUTFLOW FROM OPERATING ACTIVITIES
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                             (1,681,670)
Interest received                                                                   3,438
Interest paid                                                                        (241)

-------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) for returns on investments
and servicing of finance                                                                         3,197
CAPITAL EXPENDITURE
Payments to acquire intangible assets                                     NOTES(1,700,000)
Payments to acquire tangible assets                                               (14,488)

-------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE                                                    (1,714,488)

-------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID
RESOURCES AND FINANCING                                                                     (3,392,961)

FINANCING
Issue of ordinary share capital                                                 3,722,932

-------------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW) FROM FINANCING                                                     3,722,932

-------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in the period                                                      329,971

-------------------------------------------------------------------------------------------------------



NOTES TO THE CASH FLOW STATEMENT
FOR THE PERIOD ENDED 30 JUNE 1998

1 RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES
                                                                                                 1998,
                                                                                               (pound)

Operating (loss)\profit                                                                      (639,572)
Depreciation of tangible assets                                                                 2,587
Amortisation of intangible assets                                                             106,248
Increase in debtors                                                                        (1,224,382)
Increase in creditors within one year                                                          73,449

-------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                                                 (1,681,670)

-------------------------------------------------------------------------------------------------------


2 ANALYSIS OF NET FUNDS/(DEBT)

                                                                                                OTHER
                                                     3 SEPTEMBER                             NON-CASH
                                                            1998         CASH FLOW            CHANGES
                                                         (pound)           (pound)            (pound)
NET CASH:
Cash at bank and in hand                                      -             329,971                -

-------------------------------------------------------------------------------------------------------
                                                              -             329,971                -

-------------------------------------------------------------------------------------------------------



3 RECONSTRUCTION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS
                                                                                                  1998
                                                                                                (pound)
Increase in cash in the period                                                                 329,971
Cash inflow from increase in debt                                                                    -

-------------------------------------------------------------------------------------------------------
MOVEMENT IN NET FUNDS IN THE PERIOD                                                            329,971
Opening net debt                                                                                     -

-------------------------------------------------------------------------------------------------------
Closing net funds                                                                              329,971

-------------------------------------------------------------------------------------------------------


NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 JUNE 1998

1        ACCOUNTING POLICIES
1.1      ACCOUNTING CONVENTION
         The financial statements are prepared under the historical cost convention.
1.2      COMPLIANCE WITH ACCOUNTING STANDARDS
         The accounts have been prepared in accordance with applicable accounting standards.
1.3      TURNOVER
         Turnover represents amounts receivable for lottery revenues and services net of VAT and trade discounts.
1.4      TANGIBLE FIXED ASSETS AND DEPRECIATION
         Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows: Fixtures, fittings & equipment 20%-33.3% straight line
1.5      LEASING
         Rentals payable under operating leases are charged against income on a straight-line basis over the lease term.
1.6      DEFERRED TAXATION
         Deferred taxation is provided at appropriate rates on all timing differences using the liability method only to the extent that, in the opinion of the Directors, there is a reasonable probability that a liability or asset will crystallise in the foreseeable future.
1.7      INTANGIBLE FIXED ASSETS
         Intangible fixed assets comprise licence fees and related software costs which are amortised over the period of the licence.
2        TURNOVER
         The total turnover of the Company for the period has been derived from its principal activity wholly undertaken in the EEA.

3        OPERATING LOSS
                                                                                                      1998
                                                                                                   (pound)
         OPERATING LOSS IS STATED AFTER CHARGING:
         Amortisation of intangible assets                                                         106,248
         Depreciation of tangible assets                                                             2,587
         Operating lease rentals                                                                    18,441
         Auditors' remuneration                                                                      9,713

         Remuneration of auditors for non-audit work                                                15,000
-----------------------------------------------------------------------------------------------------------

4        OTHER INTEREST RECEIVABLE AND SIMILAR INCOME
                                                                                                      1998
                                                                                                   (pound)
         Bank interest                                                                               3,438
-----------------------------------------------------------------------------------------------------------

5        INTEREST PAYABLE
                                                                                                      1998
                                                                                                   (pound)
         On bank loans and overdrafts                                                                  241
-----------------------------------------------------------------------------------------------------------

6          TAXATION
There is no charge for taxation as the Company has made a loss for the period.


7          INTANGIBLE FIXED ASSETS
                                                     GENERIC
                                                    SOFTWARE
                                                       COSTS                GOODWILL                  TOTAL
                                                     (pound)                 (pound)                (pound)
           COST
           Additions                                 200,000               1,500,000              1,700,000
------------------------------------------------------------------------------------------------------------

           At 30 June 1998                           200,000               1,500,000              1,700,000
------------------------------------------------------------------------------------------------------------

           AMORTISATION
           Charge for period                          12,499                  93,749                106,248
------------------------------------------------------------------------------------------------------------

           At 30 June 1998                            12,499                  93,749                106,248
------------------------------------------------------------------------------------------------------------

           NET BOOK VALUE
           At 30 June 1998                           187,501               1,406,251              1,593,752
------------------------------------------------------------------------------------------------------------


8          TANGIBLE FIXED ASSETS
                                                                                                  FIXTURES,
                                                                                                 FITTINGS &
                                                                                                  EQUIPMENT
                                                                                                    (pound)
           COST
           Additions                                                                                 14,488
------------------------------------------------------------------------------------------------------------

           At 30 June 1998                                                                           14,488
------------------------------------------------------------------------------------------------------------
           DEPRECIATION
           Charge for the period                                           2,587
------------------------------------------------------------------------------------------------------------

           At 30 June 1998                                                                            2,587
------------------------------------------------------------------------------------------------------------
           NET BOOK VALUE
           At 30 June 1998                                                11,901
------------------------------------------------------------------------------------------------------------


9          DEBTORS
                                                                                                       1998
                                                                                                    (pound)
           Trade debtors                                                                          1,173,860
           Other debtors                                                                             37,675
           Prepayments and accrued income                                                            12,847
------------------------------------------------------------------------------------------------------------

                                                                                                  1,224,382
------------------------------------------------------------------------------------------------------------

           The trade debtors are in respect of amounts from ILLF. These amounts are interest free and no payment dates have been fixed. Electronic
           Fundraising Company plc has agreed to subordinate its claims against ILLF in respect of these amounts to the claims of other creditors until such time as sufficient funds are available. As set out in Note
           15 below, Electronic Fundraising Company plc is committed to pay a further (pound)3.5 million licence fee to ILLF at the time of its second phase of fund-raising. It is the understanding of the Directors that any amounts still due to the Company by ILLF at that time will be recouped by offset against this liability.


                                       49

10         CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                                                                       1998
                                                                                                    (pound)
           Accruals and deferred income                                                              73,449
------------------------------------------------------------------------------------------------------------

                                                                                                     73,449
------------------------------------------------------------------------------------------------------------


11         SHARE CAPITAL
                                                                                                       1998
                                                                                                    (pound)
           AUTHORISED
           100,000,000 Ordinary Shares of (pound)1 each                                         100,000,000
------------------------------------------------------------------------------------------------------------

           ALLOTTED, CALLED UP AND FULLY PAID
           3,722,932 Ordinary Shares of(pound)1 each                                              3,722,932
------------------------------------------------------------------------------------------------------------


12         STATEMENT OF MOVEMENTS ON PROFIT AND LOSS ACCOUNT
                                                                                                 PROFIT AND
                                                                                               LOSS ACCOUNT
                                                                                                    (pound)
           Retained loss for the period                                                            (636,375)
------------------------------------------------------------------------------------------------------------


13         RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
                                                                                                       1998
                                                                                                    (pound)
           Loss for the financial period                                                           (636,375)
           Proceeds from issue of shares                                                          3,722,932
------------------------------------------------------------------------------------------------------------

           Net addition to shareholders' funds                                                    3,086,557
           Opening shareholders' funds                                                                    -
------------------------------------------------------------------------------------------------------------

           Closing shareholders' funds                                                            3,086,557
------------------------------------------------------------------------------------------------------------


14         FINANCIAL COMMITMENTS
           At 30 June 1998 the company had annual commitments under
           non-cancellable operating leases as follows:
                                                                                                   LAND AND
                                                                                                  BUILDINGS
                                                                                                       1998
                                                                                                    (pound)
           Expiry date:                                                                              18,441
------------------------------------------------------------------------------------------------------------
           Between two and five years


15         CAPITAL COMMITMENTS
           Under the terms of its agreement with ILLF, the Company is committed to pay a further (pound)3.5 million for its licence fee at the time of the second phase of the Company's fund-raising although no fixed timetable has been set for this. Payment of this commitment may be conditional upon sufficient funds being raised. As set out in Note 9 above, it is the understanding of the Directors that any debts that remain outstanding from ILLF at that time will be recouped by offset against this liability.


                                       50

16         DIRECTORS' EMOLUMENTS
                                                                                                       1998
                                                                                                    (pound)

           Emoluments for qualifying services                                                       125,000
------------------------------------------------------------------------------------------------------------


17         TRANSACTIONS WITH DIRECTORS
           1. By an agreement dated 22 September 1997, the Company acquired for no consideration the business of Walton Consulting
                  Limited, a company in which DJDVanrenen and EAKTucker have a material interest.
           2. During the period, the Company incurred certain overhead costs on behalf of Walton Consulting Limited and these were recharged at cost. At the balance sheet date, the Company was owed (pound)12,656 by Walton Consulting Limited.


18         EMPLOYEES
           NUMBER OF EMPLOYEES
           The average monthly number of employees (including directors) during the period was:
                                                                                                       1998
                                                                                                     NUMBER
           Directors                                                                                      3
           Administration and technical                                                                  18
------------------------------------------------------------------------------------------------------------

                                                                                                         21
------------------------------------------------------------------------------------------------------------

           EMPLOYMENT COSTS                                                                         (pound)
           Wages and salaries                                                                       497,416
           Social security costs                                                                     48,933
------------------------------------------------------------------------------------------------------------

                                                                                                    546,349
------------------------------------------------------------------------------------------------------------


19         CONTROL
           The controlling shareholders of the Company are Tallulah Properties Limited and Braevista Investments Limited, companies registered in the Isle of Man. DJDVanrenen and EAKTucker, who are both directors of Electronic Fundraising Company plc, are discretionary beneficiaries of the trusts which own Tallulah Properties Limited and Braevista Investments Limited.

     UNAUDITED FINANCIAL STATEMENTS FOR THE TWELVE MONTHS ENDED JUNE 30, 1999

EARTHPORT.COM GROUP PLC




We have reviewed the consolidated information for the year ended 30th June 1999. These consolidated financial statements include, as intangible fixed assets, licence fees, generic software and goodwill at cost less amortisation to date. We are unable to verify that the net realisable value of these intangible fixed assets is at least equal to the amount at which they are included in the financial statements. Except for any adjustments to the value of intangible assets that may have been necessary had we been able to verify their net realisable value in our opinion the consolidated financial information, which does not comprise full accounts, gives a true and fair view of the state of affairs and profit and loss account of the group at 30th June 1999.


                                                 5 ELSTREE GATE,
                                                 ELSTREE WAY,
IVAN SOPHER & CO                                 BOREHAMWOOD,
CHARTERED ACCOUNTANTS                            HERTS. WD6 1JD.

9TH JULY 1999


                                       52
PRELIMINARY CONSOLIDATED FIGURES

EARTHPORT.COM GROUP PLC

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 30TH JUNE 1999


----------------------------------------------------------------------------------------------------------


                                                              YEAR                               10 MONTHS
                                                              ENDED                              ENDED
                                                              30 JUNE                            30 JUNE
                                                              1999                               1998
                                                              (Pound)                            (pound)
TURNOVER                                                      1,075,071                           896,854

Administrative Expenses                                      (2,481,295)                       (1,536,426)
                                                            ------------                      ------------


OPERATING LOSS                                               (1,406,224)                         (639,572)

Other Interest Receivable and
Similar Income                                                   14,080                             3,438
Interest Payable and Similar Charges                                                                 (241)
                                                            ------------                      ------------

LOSS ON ORDINARY ACTIVITIES

BEFORE TAXATION                                              (1,392,144)                         (636,375)

Tax on Loss on Ordinary Activities                                    -                                 -
                                                            ------------                      ------------

LOSS ON ORDINARY ACTIVITIES

AFTER TAXATION                                               (1,392,144)                         (636,375)
                                                            ============                      ============


The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account.

PRELIMINARY CONSOLIDATED FIGURES

EARTHPORT.COM GROUP PLC

BALANCE SHEET

AS AT 30TH JUNE 1999

------------------------------------------------------------------------------------------


                                              1999                                    1998
                                    (pound)          (pound)               (pound)           (pound)

FIXED ASSETS

Intangible Assets                                   5,071,828                                 1,593,752

Tangible Assets                                     3,204,943                                    11,901
                                                  ------------                              ------------


                                                    8,276,771                                 1,605,653

CURRENT ASSETS

Debtors                             124,349                             1,224,382

Cash at bank and in hand            849,883                               329,971
                                ------------                          ------------
                                    974,232                             1,554,353

CREDITORS: AMOUNTS FALLING

DUE WITHIN ONE YEAR                (784,984)                              (73,449)
                                ------------                          ------------


NET CURRENT ASSETS                                    189,248                                 1,480,904
                                                  ------------                              ------------

TOTAL ASSETS LESS CURRENT

LIABILITIES                                         8,466,019                                 3,086,557
                                                  ============                              ============


CAPITAL AND RESERVES

Called up Share Capital                             6,648,215                                 3,722,932

Share Premium Account                               3,846,323

Profit and Loss Account                            (2,028,519)                                 (636,375)
                                                  ------------                              ------------

SHAREHOLDERS' FUNDS                                 8,466,019                                 3,086,557
                                                  ============                              ============

EQUITY INTERESTS


Ivan Sopher & Co.
Chartered Accountants & Registered Auditors
5 Elstree Gate, Elstree way
Borehamwood, Herts WD6 1JD

Telephone: 0181-207 0602
Fax: 0181-207 6758
Email: accountants@ivansopher.co.uk

30 September 1999

E204/SMI

The Directors
Earthport.com plc.
5 St. Mary's Abbot's Place
London W8 6LS

Dear Sirs:

Earthport.com plc (FORMERLY ELECTRONIC FUNDRAISING COMPANY PLC)

In connection with the company's proposed Form 20-F filing of the audited accounts of the company for the year ended 30 June 1998 and the interim accounts for the year ended 30 June 1999, we confirm that these financial statements have been prepared in accordance with UK generally accepted accounting principles
(GAAP) and we consent to their inclusion in the application.

For the purposes of the completion of either Item 17 or Item 18 of the Form, we are of the opinion that there are no material variations in the accounting principles, practices and methods used in preparing these financial statements from the principles, practices and methods generally accepted in the United States. Accordingly, there are no material differences between reported net income shown in these financial statements and net income according to US GAAP and there is no any material variation between any amount appearing in the balance sheet and their equivalent determined using US GAAP.

Yours faithfully,

/s/Ivan Sopher & Co.
------------------------
 Ivan Sopher & Co.





"Authorized by the Institute of Chartered Accountants in England and Wales to carry on Investment business"

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this the registration statement to be signed on its behalf by the undersigned thereunto duly authorized.





Dated: September 30, 1999           EARTHPORT.COM PLC


                                    By: /S/ David Vanrenen
                                       -----------------------------------------
                                       David Vanrenen
                                       Executive Chairman and Chief Executive
                                       Officer